File No.

                United States Securities and Exchange Commission

                             Washington, D.C. 20549

                    ----------------------------------------

                                    Form U-1

                             Application/Declaration

                                    Under the

                   Public Utility Holding Company Act of 1935

                    ----------------------------------------

National Grid Group plc                  Niagara Mohawk Holdings, Inc.
New National Grid plc                    300 Erie Boulevard West
(to be renamed National Grid             Syracuse, New York 13202
 Group plc)
National Grid (US) Holdings Limited
National Grid (US) Investments
15 Marylebone Road
London NW15JD
United Kingdom

National Grid USA
25 Research Drive
Westborough, MA 01582

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                              New National Grid plc

                    (Name of top registered holding company)
                    ----------------------------------------

Kirk L. Ramsauer                         Gary J. Lavine
Deputy General Counsel                   Senior Vice President and Chief
National Grid USA                         Legal Officer
25 Research Drive                        Niagara Mohawk Holdings, Inc.
Westborough, Massachusetts 01582         300 Erie Boulevard West
Telephone: (508) 389-2972                Syracuse, New York 13202
Facsimile: (508) 389-3518                Telephone: (315) 428-6947
                                         Facsimile: (315) 428-5746

                   (Names and addresses of agents for service)
               The Commission is also requested to send copies of
              any communication in connection with this matter to:

Joanne C. Rutkowski                      Richard T. Miller
Markian M. W. Melnyk                     Swidler Berlin Shereff Friedman, LLP
LeBoeuf, Lamb, Greene & MacRae, L.L.P.   3000 K Street. N.W.
1875 Connecticut Ave., N.W.              Washington, D.C. 20007
Washington, D.C.  20009-5728             Telephone: (202) 424-7500
Telephone: (202) 986-8000                Facsimile:  (202) 424-7643
Facsimile: (202) 986-8102
                                         Janet Geldzahler
                                         Sullivan & Cromwell
                                         125 Broad Street
                                         New York, New York 10004-2498
                                         Telephone: (212) 558-4000
                                         Facsimile: (212) 558-3588 or
                                         (212) 514-5706

                                TABLE OF CONTENTS

Item 1.  Description of the Proposed Transaction...............................6
   A     Introduction..........................................................6
   B.    General Request.......................................................7
   C.    The Companies.........................................................9
      1.    The Current NGG System.............................................9
      2.    The NiMo System...................................................11
      3.    Niagara Mohawk's Regulatory Environment...........................15
      4.    Holding Company Financial Information.............................17
   D.    Description of the Merger and the Restructuring......................18
      1.    The Merger........................................................18
      2.    The Restructuring.................................................21
      3.    Background of the Merger..........................................21
      4.    Financing the Merger..............................................24
      5.    Management and Operations of Niagara Mohawk Following the Merger..24
      6.    Benefits of the Merger............................................26
   E.    Financing the National Grid System Following the Acquisition.........27
      1.    Summary of Current NGG System Authorization.......................27
      2.    Summary of Authorization Requested................................30
      3.    Specifics of Proposed Financing Arrangements......................31
         (a)   National Grid External Financing...............................31
         (b)   Interest Rate and Currency Risk Management Devices.............32
         (c)   U.S. Subsidiary Company Financings.............................34
         (d)   Money Pool.....................................................36
         (e)   Guarantees.....................................................36
         (f)   New System Financing Parameters................................37
         (g)   Payment of Dividends Out of Capital or Unearned Surplus........38
         (h)   Tax Allocation Agreement.......................................41
         (i)   Changes in Capital Stock of Subsidiaries.......................42
         (j)   Financing Entities.............................................42
         (k)   EWG-FUCO Financing Limits......................................42
   F.    Intra-System Service Transactions....................................48
   G.    Nonutility Reorganizations...........................................48
   H.    Certificates of Notification.........................................51
Item 2.  Fees, Commissions and Expenses.......................................55
Item 3.  Applicable Statutory Provisions......................................55
   A.  Applicable Provisions..................................................55
   B.  Legal Analysis.........................................................56
      1.  Section 10(b).......................................................56
         a.  Section 10(b)(1).................................................57
            i.  Interlocking Relations........................................57
            ii.  Concentration of Control.....................................58
         b.  Section 10(b)(2).................................................61
            i.  Fairness of Consideration.....................................61
            ii.  Reasonableness of Fees.......................................63
      2.  Section 10(c).......................................................66
            i.  Section 10(c)(1)..............................................66
               (a).  Section 11, Integrated Utility System....................67
               (b).  Section 11, Retention of the Additional Gas System.......75
               (c).  Non-Utility Subsidiaries.................................81
            ii.  Section 10(c)(2).............................................83
      3.  Section 10(f).......................................................85
      4.   Exemptions Under Section 3 of the Act..............................85
Item 4.  Regulatory Approvals.................................................87
   A.  State Regulation.......................................................87
   B.  Federal Regulation.....................................................88
Item 5.  Procedure............................................................89
Item 6.  Exhibits and Financial Statements....................................90
Item 7.  Information as to Environmental Effects..............................92

                                  Defined Terms

Term                                    Definition

National Grid       New  National  Grid plc (to be renamed  National  Grid Group plc), the proposed successor to NGG according to the Restructuring.

NGG National Grid Group plc., the current registered holding company parent of the system and, post-Restructuring, a subsidiary of National Grid and top-level FUCO holding company.

NiMo                Niagara Mohawk Holdings, Inc.

Niagara Mohawk      Niagara Mohawk Power Corporation.

Utility             All  current  National  Grid USA public  utility  subsidiary
Subsidiaries        companies and Niagara Mohawk.

Nonutility          All nonutility subsidiary companies set forth in Exhibit L-1
Subsidiaries        (including the nonutility subsidiaries of National Grid USA,
                    NiMo and its nonutility subsidiaries, and CNP Limited and CNP Inc). The term Nonutility Subsidiaries also includes other direct or indirect subsidiaries of National Grid USA that are formed or acquired in accordance with an order of the Commission or applicable exemption subsequent to the issuance of an order by the Commission in this file.

Subsidiaries        The Utility  Subsidiaries  and the Nonutility  Subsidiaries,
                    collectively.

National Grid       National Grid and all its  associate  companies.
System

National Grid       National Grid USA and its direct and indirect subsidiaries.
USA Group

Intermediate        All holding  companies in the chain of ownership of National
Companies           Grid USA that are  direct or  indirect  subsidiaries  of NGG
                    (currently) or National Grid (post-Restructuring)  including
                    National  Grid (US)  Holdings  Limited,  National  Grid (US)
                    Investments,  National  Grid  (Ireland) 1 Limited,  National
                    Grid (Ireland) 2 Limited, National Grid General Partnership and any new companies in the chain of ownership as the structure may be revised from time to time.

Item 1.  Description of the Proposed Transaction

     A    Introduction

     This Application-Declaration ("Application") seeks approvals relating to the proposed acquisition of NiMo, a New York public utility holding company exempt from registration under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"). Applicants propose that upon the satisfaction of certain conditions, including receipt of all necessary regulatory approvals, (i) New National Grid plc will become a holding company of NGG with a share-for-share exchange of the outstanding common stock of NGG for New National Grid plc stock (the "Restructuring"), and (ii) a wholly-owned direct subsidiary of New National Grid plc, Grid Delaware, Inc. ("Grid Delaware"), will merge with and into NiMo, with NiMo as the surviving corporation (the "Merger")./1 New National Grid plc will be renamed National Grid Group plc after the implementation of the Merger and Restructuring and is hereinafter referred to as National Grid./2

     NGG currently holds the utility and nonutility operations of the former New England Electric System ("NEES") and Eastern Utilities Associates ("EUA") in its wholly-owned indirect subsidiary, National Grid USA. After the Merger, National Grid USA will also hold NiMo as a direct subsidiary./3 NiMo's most significant subsidiary is Niagara Mohawk Power Corporation ("Niagara Mohawk"), a public utility company with electric and gas operations in the state of New York.


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1    The current holders of the common stock of NiMo will receive: (a) cash; (b)
     a  number  of  Newco  American  Depositary  Shares  ("ADSs");   or,  (c)  a
     combination of Newco ADSs and cash. Details of the exchange are explained more fully infra at note 19 and the accompanying text.

2 National Grid has filed with the SEC a registration statement on Form F-4 to register the ordinary shares to be issued by it to holders of NiMo common stock in the Merger. SEC File No. 333-47234.

3 An organizational chart showing the entities comprising the National Grid System after the Merger is included in Exhibit N-1.
--------------


     The Merger, which values NiMo's common stock at approximately $3 billion, will create a stronger combined company, yielding significant benefits for customers, communities, shareholders, employees and the region. The Merger builds on National Grid's existing New England base and gives it a much stronger U.S. presence with neighboring regional territories in New England and New York. Niagara Mohawk's electricity system, which interconnects with the National Grid USA's system, consists of 9,327 miles of transmission lines and 41,000 miles of distribution networks. In terms of customer numbers, Niagara Mohawk is of a similar size to National Grid USA, serving in excess of 1.5 million electric customers. Niagara Mohawk is also the third largest gas distribution company in New York State, serving over 540,000 gas customers. The Merger will form the ninth largest electric utility in the U.S. with pro forma U.S. revenues of approximately $6.7 billion, a customer base of 3.2 million and a service territory of approximately 29,450 square miles.

     Customers will benefit from National Grid's commitment to work closely with regulators to provide stable pricing for energy delivery services for customers in its upstate New York service territory. NiMo's shareholders will benefit from the purchase of their shares at a premium to the market price and from the opportunity to receive equity in a vibrant, profitable global company like National Grid. National Grid's shareholders will benefit from National Grid's significantly expanded platform for growth in a rapidly deregulating U.S. market. Over the ten year period from 2002 through 2011, savings of $895 million before costs to achieve, or approximately $90 million per year, are expected from Merger-related cost synergies and the sharing of best practices across the operations of National Grid USA and NiMo.

     The National Grid System received comprehensive financing and affiliate transactions authorization in connection with the Commission's order approving the acquisition of NEES./4 This Application also seeks to amend the authorization granted in the NEES Acquisition Order to accommodate the integration of the NiMo system into the National Grid System.


--------------
4    The National  Grid Group plc,  Holding Co. Act Release No. 27154 (Mar.  15,
     2000) ("NEES Acquisition Order").
--------------


     B.   General Request

     National Grid requests authorization under Sections 9(a)(2) and 10 of the Act, to effect the Restructuring. To implement the Restructuring, National Grid will acquire all the issued and outstanding common stock of NGG, a registered electric public-utility holding company, and indirectly acquire the intermediate registered holding companies and public utility companies that are currently NGG subsidiaries. National Grid also requests authorization to effect the Merger and, indirectly, to acquire NiMo's utility and nonutility subsidiaries. In addition, the following authorizations relative to the operations of the post-Merger system are requested:

     o National Grid proposes to succeed to the authorizations granted to NGG in the NEES Acquisition Order, to extend that authorization to March 31, 2005, and to modify it in certain respects as set forth in this Application.

     o National Grid intends to acquire NiMo in the Merger with a combination of its stock and cash. Accordingly, National Grid requests authorization to issue its common stock pursuant to the Merger and to issue and sell debt securities to finance, and as necessary refinance, the cash portion of the Merger consideration.

     o National Grid also proposes to issue equity and debt securities for general corporate financing purposes related to the business of the National Grid System post-Merger in an amount outstanding at any one time not to exceed $5 billion through March 31, 2005.

     o In addition, NiMo and its subsidiaries propose to issue and sell securities to finance their businesses as set forth in more detail below.

     o NiMo and its subsidiaries propose to enter into various affiliate transactions with National Grid System companies after the Merger. In particular the NiMo companies will (1) enter into service contracts with National Grid USA Service Company and (2) enter into a consolidated tax allocation agreement with other National Grid System companies.

     o NiMo and its subsidiaries propose to pay dividends out of capital and unearned surplus.

     o    Applicants seek authority to retain Niagara Mohawk's gas operations.

     o To efficiently integrate the NiMo subsidiaries into the National Grid System, Applicants request the flexibility to reorganize the Nonutility Subsidiaries without the need to seek further Commission authorization.

     o Applicants request exemptions for NiMo and certain Canadian holding companies and public utility companies under Section 3 of the Act.

     C.   The Companies

          1.   The Current NGG System

     NGG was incorporated in England and Wales on April 1, 1989, and is a registered holding company under the 1935 Act. NGG's ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts ("ADRs") are listed on the New York Stock Exchange./5 As of September 30, 2000, there were 1,484,653,142 ordinary shares and one special share outstanding./6 NGG employs, in conjunction with its subsidiaries, approximately 7,400 full-time employees.

     Through its wholly owned indirect subsidiary, The National Grid Company ("NGC"), NGG's principal business in the UK is the transmission of electricity in England and Wales. NGG derives the majority of its profit from charges for services provided by the transmission business. NGC owns and operates a transmission system consisting of approximately 4,500 miles of overhead lines and approximately 400 miles of underground cable together with substations at some 220 sites. NGC and the other non-US operations of NGG are held by National Grid Holdings Limited ("National Grid Holdings"), a foreign utility company under Section 33 of the Act.

     National Grid was incorporated in England and Wales on July 11, 2000 and it does not currently conduct any business activities./7 Following the approval and implementation of the Restructuring and the Commission's authorization of this Application, National Grid will be the holding company for the National Grid System. Like NGG, National Grid's ordinary shares will be listed on the London Stock Exchange and its ADSs will be listed on the New York Stock Exchange. Upon completion of the Restructuring, National Grid will register as a holding company under the 1935 Act.


--------------
5 NGG has a small number of American Depositary Shares ("ADSs") in the U.S. which trade as ADRs and are principally held by U.S. institutions. ADSs, in the aggregate, account for less than 1% of NGG's publicly issued shares.

6 The special share is a non-voting share owned by the U.K. government. The special share, also referred to as the golden share, is a means for the government to assure the continued independence of NGG as a provider of transmission services.

7 An executive director of NGG holds 10 ordinary shares (10 pence par value) of National Grid and NG Nominees Limited owns 499,990 ordinary shares. This level of issued share capital is required for the company to re-register as a plc in connection with the Restructuring.
--------------


     National Grid USA is an indirect wholly-owned subsidiary of NGG. National Grid USA owns companies which deliver electricity to approximately 1.7 million customers in Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 34,000 miles of transmission and distribution lines in New England.

     The  National  Grid USA  family  of  companies  includes  four  electricity distribution companies: Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, and Nantucket Electric Company. The distribution companies focus on delivering electricity to residential, commercial, and industrial customers. The distribution companies operate and maintain distribution power lines and substations; provide metering, billing, and customer services; design and build distribution-related
facilities;   and  provide  related  products  and  services   including  energy
efficiency programs for customers. Their cost per delivered kilowatt-hour of electricity is among the lowest of major electricity suppliers in the states that they serve.

     National Grid USA's subsidiary, New England Power Company ("NEPCO"), is the operator of electricity transmission facilities in the states of Massachusetts, Rhode Island, New Hampshire, and Vermont. NEPCO also holds National Grid USA's remaining interests in generating units, which the company is actively seeking to divest.

     National Grid USA's public utility subsidiary companies are members of the New England Power Pool ("NEPOOL") and they have transferred control over their pool transmission facilities system to Independent System Operator New England ("ISO-NE"). ISO-NE operates the transmission systems of all of the public utility systems in New England./8


--------------
8 As noted by FERC in its Regional Transmission Organization Notice of Proposed Rulemaking, ISO-NE was established on the platform of an existing tight power pool following the Federal Energy Regulatory Commission's ("FERC's") encouragement in Order No. 888. ISO-NE was formed based upon NEPOOL. See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) ("Unitil").
--------------


     National Grid USA's existing public utility subsidiaries and nonutility companies are described in further detail in Exhibit L-1 to this Application.

     2.   The NiMo System

     NiMo is a New York corporation and a public utility holding company exempt under Section 3(a)(1) of the Act by Commission order./9 NiMo's common stock is listed on the New York Stock Exchange and as of December 31, 2000, there were 187,364,863 outstanding shares. NiMo employs, in conjunction with its subsidiaries, approximately 7,546 full-time employees.


--------------
9    Niagara Mohawk Holdings,  Inc., Holding Co. Act Release No. 26986 (March 4,
     1999).
--------------


     NiMo has two direct subsidiaries: (1) Niagara Mohawk, a combination electric and gas public utility company, and (2) Opinac North America, Inc. ("Opinac"), a company mainly engaged in unregulated activities in the energy industry, but also a holding company over two Canadian public-utility companies. Niagara Mohawk comprises 98% of NiMo's total assets and generates 94% of NiMo's total revenues.

     Niagara Mohawk provides electric service and sells, distributes and transports natural gas to approximately 1,535,000 electric and 543,000 gas customers in eastern, central, northern and western New York State. Niagara Mohawk provides electric service to the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls and Troy. As of December 31, 1999, Niagara Mohawk had approximately 128,000 miles of electric transmission and distribution lines. Niagara Mohawk owns and operates 100% of the 613 MW Nine Mile Point Nuclear Station Unit No. 1 and 41% of the 1,143 MW Nine Mile Point Nuclear Station Unit No. 2. Niagara Mohawk has entered into an agreement to sell its nuclear plant interests to Constellation Nuclear LLC, a wholly-owned subsidiary of Constellation Energy Group, Inc. Niagara Mohawk also has an interest in 58.5 MW of hydroelectric generation facilities that it has leased to third parties.

     Niagara Mohawk has transferred control of its transmission system to the New York Independent System Operator ("NYISO"). The NYISO is an independent operator of the electric transmission systems of all of the public utility systems in New York State.

     Niagara Mohawk also purchases, transports and distributes natural gas in eastern, central and northern New York State in an area that generally extends from Syracuse to Albany. Gas utility service is provided largely in areas where Niagara Mohawk also provides electrical service. The majority of Niagara Mohawk's gas sales are for residential and commercial space and water heating. Consequently, the demand for natural gas by Niagara Mohawk's customers is seasonal and influenced by weather factors. Niagara Mohawk purchases its natural gas for sale to its customers under firm and spot contracts, and transports the gas under both firm and interruptible transportation contracts./10

     Niagara Mohawk's wholly-owned nonutility subsidiaries are NM Uranium, Inc., NM Properties, Inc., NM Receivables LLC and NM Receivables Corp. II. NM Uranium, Inc. has an interest in a uranium mining facility in Live Oak County, Texas, which is now closed and in the process of reclamation and restoration. NM Properties, Inc. engages in the divestiture, or in conjunction with others, the development of real property formerly owned by Niagara Mohawk. NM Receivables, LLC, a single-purpose, financing subsidiary, purchases and resells Niagara Mohawk's customer receivables, including accrued unbilled revenues. NM Receivables, LLC is over 99.99% owned by Niagara Mohawk and is also owned by NM Receivables Corp. II, which is a wholly owned subsidiary of Niagara Mohawk.

     Opinac's wholly-owned, direct subsidiaries are Opinac Energy Corporation ("Opinac Energy") and Niagara Mohawk Energy, Inc. ("NM Energy"). Opinac Energy is a Canadian corporation that owns a portfolio of cash equivalent securities and owns a 50% interest in Canadian Niagara Power Company Limited ("CNP Limited")./11 CNP Limited is a Canadian public utility company based in Ontario, Canada that generates electricity and supplies and markets energy and energy services in Ontario and throughout the northeastern U.S. CNP Limited owns and operates the William B. Rankine Generating Station, a 74.6 MW hydroelectric plant located on the Canadian side of the Niagara River at Niagara Falls. Opinac Energy was granted an exemption by Commission order under Section 3(a)(5) of the Act, with respect to its interest in CNP Limited./12


--------------
10 During 1999, about 82% of Niagara Mohawk's natural gas supply was purchased under firm contracts and 18% was purchased under spot contracts for commitments of generally less than 30 days.

11 The remaining 50% of CNP Limited is owned by Fortis Inc., an unaffiliated holding company with interests in utilities, real estate, hotels, and financial services.

12   Opinac Energy Corporation, Holding Co. Act Release No. 25632 (September 16,
     1992). The order states that "[a]lthough Opinac was not incorporated until 1982, the affiliation between CNP and Niagara Mohawk predates the passage of the Act. The Commission considered, but did not expressly pass upon, retention of the foreign utility in the section 11 reorganization proceedings involving Niagara Mohawk's predecessors in interest. See, e.g., Niagara Hudson Power Corp., 16 S.E.C. 139, 170 n. 46 (1944) (citing the domestic company's "substantial dependence upon the receipt of electric energy from Canadian sources"); The United Corp., 32 S.E.C. 378, 396 (1951) (foreign operations "related" to Niagara Mohawk's domestic utility business)." See also, In the Matter of Niagara Mohawk Power Corp., The Niagara Falls Power Co., Holding Co. Act Release No. 10130 (October 4,
     1950) (noting in its order approving the merger of Niagara Mohawk with The Niagara Falls Power Co. that CNP would be directly transferred to Niagara Mohawk).
--------------


     On March 31, 1999, the transmission and distribution assets of CNP Limited were transferred to a 100% owned subsidiary, Canadian Niagara Power Inc. ("CNP Inc"). The transfer was made to comply with the Electricity Act of 1998 and with regulations of the Ontario Energy Board. CNP Inc distributes electricity to residential, commercial and industrial customers in Fort Erie, Ontario. CNP Inc has an international electric interconnection with Niagara Mohawk that provides back-up power in the event of an outage at Niagara Falls. CNP Inc also has a 25 hertz transmission line that interconnects the 25 hertz grid in Niagara Falls, Ontario with the Niagara Mohawk system in Buffalo, N.Y. CNP Inc serves approximately 14,600 customers with 44 employees, 32 km of transmission lines and 900 km of distribution lines. For the twelve months ended September 30, 2000, CNP Limited sold 269,784 MWh to CNP Inc for $6.8 million and sold 422,714 MWh to various parties in the northeastern U.S. CNP Limited engaged solely in wholesale energy transactions during this period. Applicants request that the Commission grant CNP Limited an exemption under Section 3(a)(5) with respect to its ownership of CNP Inc and affirm Opinac Energy's exemption under Section 3(a)(5) in this proceeding.

     On January 19, 2001, CNP Limited announced that it had signed a letter of intent with the City of Port Colborne, Ontario to lease the electricity distribution business of Port Colborne Hydro, Inc. ("Port Colborne Hydro"). Under the terms of the 10-year deal, CNP Inc will receive all revenues from Port Colborne Hydro in exchange for assuming responsibility for the operations of the business. The City of Port Colborne will receive lease payments from CNP Inc. CNP Inc will finance and own all capital additions and will hold an option to purchase the business for fair market value at the end of the 10-year term. Port Colborne is located on the north shore of Lake Erie at the entrance to the Welland Canal. The utility serves approximately 9,000 customers within the City of Port Colborne.

     CNP Inc has also recently acquired a 10% interest in two newly-formed regional electric distribution companies in Ontario, Westario Power Holdings Inc. ("Westario Power") and Rideau St. Lawrence Holdings Inc. ("Rideau St. Lawrence"). Westario Power serves 20,000 customers in the counties of Bruce, Grey and Huron, Ontario. Rideau St. Lawrence serves 6,000 customers in the counties of Leeds-Grenville and Stormont-Dundes, Ontario./13


--------------
13 Completion of these transactions is subject to the review and approval of the Ontario Energy Board.
--------------


                              Financial Information

        For the Twelve Months Ended September 30, 2000 (in US$ millions)
------------------------------------------------------------------------------
                     Operating          Net Income          Assets as of
                     Revenues                               September 30,
                                                            2000

-------------------- ------------------ ------------------- ------------------
Niagara Mohawk                 3,824.2                10.6           12,374.4
-------------------- ------------------ ------------------- ------------------
CNP Limited*                      12.7                 3.3               21.2
-------------------- ------------------ ------------------- ------------------
CNP Inc*                           6.9               (0.1)               16.0
-------------------- ------------------ ------------------- ------------------

*The amounts provided represent NiMo's 50% ownership interest.

     Opinac is also a holding company over partially-owned subsidiaries engaged in energy-related businesses, including: (a) Telergy, Inc., a company engaged in the construction, ownership and operation of a fiber optic telecommunications network, and; (b) EVonyx, Inc., a research and development company that has developed and intends to commercialize new fuel cell and battery technology.

     NM Energy is an energy marketing and services company. Through its wholly-owned direct subsidiary Niagara Mohawk Energy Marketing, Inc., NM Energy purchases electricity and gas for resale both within and outside New York State, through short-term (forward contracts) or spot market purchases.

     NM Energy is also a holding company over partially-owned subsidiaries engaged in energy-related businesses, including: (a) Telergy Central LLC, a company engaged in the construction, ownership and operation of a fiber optic telecommunications network; (b) Direct Global Power, a company doing business in photovoltaics, and (c) Northern Power Systems Inc., a company that in the business of remote power systems, renewable energy and power systems solutions. All of NiMo's direct and indirect nonutility subsidiaries are further described in Exhibit L-1.

          3.   Niagara Mohawk's Regulatory Environment

     The New York State Public Service  Commission  ("NYPSC")  regulates Niagara
Mohawk's overall operations. On March 20, 1998, the NYPSC approved Niagara Mohawk's Power Choice agreement ("Power Choice"), including its Master Restructuring Agreement ("MRA") (discussed below). Power Choice is a five-year electric rate plan that provides for a restructuring of Niagara Mohawk's regulated electric utility business and reduces average residential and commercial rates by an aggregate of 3.2% over the first three years through September 1, 2001./14 Under the MRA, Niagara Mohawk bought out a majority of its above-market government-mandated power purchase agreements, which helped stabilize its financial condition./15

     Under Power Choice, as of August 1, 1999, all of Niagara Mohawk's customers may now choose their electricity supplier./16 Niagara Mohawk continues to distribute electricity through its transmission and distribution systems for all customers, regardless of supplier, and it provides electricity to those customers who do not choose a new electricity supplier. Power Choice provides that if a customer chooses an alternative supplier, Niagara Mohawk may continue to charge the customer for delivery of the energy and for a non-bypassable Competitive Transition Charge ("CTC"). Niagara Mohawk will also give a customer service back out credit to customers choosing an alternative supplier.


--------------
14   Niagara Mohawk  retains the  flexibility  to address  specific  competitive
     challenges  for  energy  intensive   customers   through   individual  rate
     negotiations.

15 As a result of various federal and state requirements, Niagara Mohawk was required to enter into contracts to purchase electricity from Independent Power Producers ("IPPs") in quantities in excess of its own demand and at prices in excess of those available to it. In mid-1996, Niagara Mohawk began comprehensive negotiations to terminate, amend or restate a substantial portion of above-market Power Purchase Agreements ("PPAs") in an effort to mitigate the escalating cost of these PPAs as well as to prepare Niagara Mohawk for a more competitive environment. These negotiations led to the MRA and Power Choice. The MRA was consummated on June 30, 1998 with 14 IPPs (the "IPP Parties"). The MRA allowed Niagara Mohawk to terminate, restate or amend 27 PPAs which represented approximately three-quarters of its above-market purchased power obligations. Niagara Mohawk terminated 18 PPAs for 1,092 MW of electric generating capacity, restated eight PPAs representing 535 MW of capacity and amended one PPA representing 42 MW of capacity. Niagara Mohawk paid the IPP Parties an aggregate of $3.934 billion in cash and issued 20.5 million shares of common stock to the IPP Parties.

16 As of January 30, 2001, 22% of Niagara Mohawk's commercial and industrial customers or approximately 27% of eligible load, and 3% of residential customers and their eligible load, have chosen an electricity supplier other than Niagara Mohawk.
--------------


     In furtherance of the restructuring, Niagara Mohawk has completed the sale of its coal-fired generation plants and its oil and gas-fired generation plants at Oswego and Albany. On January 31, 2001, Niagara Mohawk completed the sale of its 25% interest in the Roseton Steam Station to Dynegy Inc. This sale completes the divestiture of Niagara Mohawk's fossil-fueled generating assets. Niagara Mohawk retains an interest in 58.5 MW of hydroelectric facilities that it has leased to third parties.

     Niagara Mohawk is the owner and operator of all of Nine Mile Point Nuclear Station Unit No. 1 ("Unit 1") and the operator and a 41% co-owner of Nine Mile Point Nuclear Station Unit No. 2 ("Unit 2"). Niagara Mohawk has entered into an agreement to sell Unit 1 and its interest in Unit 2 to Constellation Nuclear LLC. A nuclear asset sale would be contingent upon approval by, among others, the NYPSC and the Nuclear Regulatory Commission. Applicants recently made the necessary filings for these approvals. The Merger is contingent on, among other things, the completion of the sale of the nuclear assets or the entry into another arrangement covering the nuclear assets agreed to by the parties to the Merger and approved by all appropriate regulatory agencies.

     The NYPSC has allowed Niagara Mohawk to record a regulatory asset for the costs of the MRA and has designed the utility's rates to permit recovery of the MRA regulatory asset./17 The regulatory asset is being amortized over a period generally not to exceed ten years and, although the amortization has the effect of depressing Niagara Mohawk's earnings, the rate plan has resulted in a substantial improvement to operating cash flow.


--------------
17 In approving Power Choice, the PSC limited the estimated value of the MRA regulatory asset that could be recovered, which resulted in a charge to the second quarter of 1998 earnings of $263.2 million upon the closing of the MRA.
--------------


     Applicants have filed a petition with the NYPSC seeking approval of the Merger by June 1, 2001, in order that their proposed rate plan may become effective on September 1, 2001.

          4.   Holding Company Financial Information

     For the twelve months ended September 30, 2000, NGG and NiMo had the following financial results individually, and on a pro forma combined basis:

                                 NGG         NiMo         Pro Forma Combined
-------------------------------- ----------- ------------ ------------------
           ($ millions)

-------------------------------- ----------- ------------ ------------------
Total assets                         15,430       12,651             28,081
-------------------------------- ----------- ------------ ------------------
Net utility plant assets              8,092        5,753             13,845
-------------------------------- ----------- ------------ ------------------
Total operating revenues*
-------------------------------- ----------- ------------ ------------------
Operating income*
-------------------------------- ----------- ------------ ------------------
Net income*
----------------------------------------------------------------------------

* Data as of and for the year ending March 31, 2001 will be provided by amendment.

     The table below shows the capitalization of NGG, NiMo, and the National Grid combined system on a pro forma basis as of September 30, 2000, according to U.S. GAAP.


                    NGG ($ mm)  NGG (%)    NiMo       NiMo     Acqui-    Consolidating  Pro Forma      Pro Forma
                                           ($ mm)     (%)      sition    Adjustments    Combined ($    Combined
                                                               Cost                     mm)            (%)
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
Short-term debt*         1,594         15        873       10                                   2,467           12
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
Long-term debt           5,016         47      4,712       54     1,075                        10,803           55
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
Preferred stock             49          1        494        6                                     543            3
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
Minority interest           32          -          -        -                                      32            -
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
Common stock             3,941         37      2,721       31     2,030        (2,721)          5,971           30
equity
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------
Total                   10,632       100%      8,800     100%                                  19,816         100%
------------------- ----------- ---------- ---------- -------- --------- -------------- -------------- ------------

* Includes current maturities of long-term debt, plus for NiMo only, sinking fund payments on preferred stock.

     D.   Description of the Merger and the Restructuring

          1.   The Merger

     The Agreement and Plan of Merger and Scheme of Arrangement by and among NGG, NiMo, National Grid, and Grid Delaware, dated as of September 4, 2000 and amended December 1, 2000 ("Merger Agreement"), contemplates a scheme of arrangement (previously defined as the "Restructuring") and a merger which taken together will result in the creation of National Grid, a new holding company for the National Grid System, and the acquisition by National Grid of NiMo.

     The Restructuring involves canceling and exchanging NGG's existing shares for shares of National Grid, with NGG becoming a wholly owned subsidiary of National Grid. The Merger Agreement contemplates that Grid Delaware, a wholly owned subsidiary of National Grid, will merge into NiMo with NiMo surviving. Upon the closing of the Merger, NiMo will be a subsidiary of National Grid and will subsequently be transferred to become a wholly-owned subsidiary of National Grid USA. It is intended that the Restructuring and Merger taken together will qualify as a tax-free transaction within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. The Restructuring will be implemented immediately prior to the Merger.

     The Merger and Restructuring would be effected though a series of transactions involving special purpose acquisition corporations, temporary intercompany loans (including transitory upstream loans that will not survive the Merger/18), the acquisition of securities, share repurchases or redemptions and other transactions. The specific transactions are described in more detail in Exhibit M-1. After the Merger, however, all of the NiMo stock will be owned by National Grid USA, NiMo's current subsidiaries will remain its subsidiaries and the temporary loans entered into to effect the Merger will have been unwound. The corporate structure of the National Grid System post-Merger, illustrated by the organization chart included in Exhibit N-1, will be fully consistent with the Act.

     The time when the Merger is completed is referred to as the "Merger Effective Time", and the time when the Restructuring is completed is referred to as the "Restructuring Effective Time". At the Merger Effective Time, all of the shares of common stock of Grid Delaware issued and outstanding prior to the Merger will be converted into the right to receive common stock of NiMo. Each share of NiMo common stock will be converted into the right to receive the merger consideration in the form of cash, ADSs or a combination of cash and ADSs./19


--------------
18 Upstream loans will be limited to loans by wholly-owned direct or indirect subsidiaries of NGG and National Grid and will not be funded by any public utility subsidiary companies. Such loans are intended to provide a mechanism for conveying the Merger consideration and the acquired NiMo interest to the appropriate company in the National Grid System and, in addition, the loans permit National Grid to avail itself of exemptions in respect of taxes that might otherwise arise on implementation of the structure. The upstream loans will not survive the Merger. See Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (authorizing upstream loans to facilitate dividend repatriation in a US/UK transaction).

19 Trading in the common stock of NiMo on the New York Stock Exchange will cease immediately following the Merger Effective Time. At such time, the common stock will be delisted from the New York Stock Exchange. Registration of the common stock under the Securities Exchange Act of 1934, as amended, will also be terminated. Niagara Mohawk, however, will have publicly held preferred stock and debt outstanding after the Merger and will continue as a reporting entity under the Federal securities laws.
--------------


     The per share merger consideration will be $19.00 if the Average Price (defined below) is between $32.50 and $51.00. In the event that the Average Price is greater than $51.00, the per share consideration received by NiMo shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event that the Average Price is less than $32.50, the per share consideration received by NiMo shareholders will decrease by two-thirds of the percentage of the decrease in value below $32.50. NiMo shareholders can elect to receive their consideration in cash, ADSs or as a combination of both, subject to the aggregate cash consideration paid being $1.015 billion. If cash elections received from NiMo shareholders exceed $1.015 billion, NGG has the option, but not the obligation, to increase the cash component of the consideration. If elections for one form of consideration exceed the amount of such form of consideration to be issued in the Merger, all shareholders electing the oversubscribed form of consideration will receive, on a pro rata basis, some of the undersubscribed form of consideration.

     "Average Price" means the average of the closing prices of NGG ordinary shares, as derived from the Daily Official List of the London Stock Exchange (converted to a US dollar value using the exchange rate for each date for which the closing price is to be determined as reported in The Financial Times) for 20 trading days selected at random (using mutually agreed upon procedures) in the period of 40 consecutive London Stock Exchange trading days ending on the close of business on the tenth London Stock Exchange trading day prior to the election deadline, multiplied by five.

     The Merger Agreement provides that the closing of the Merger shall take place on the business day that is no later than the first business day that is forty days following the date on which the last of certain conditions to the Merger is fulfilled or waived and which is also after, but no more than seven days after the Restructuring is sanctioned by the High Court in London, England, or as mutually agreed by the parties to the Merger Agreement. A form of election with respect to the form of consideration to be received will be mailed to NiMo shareholders of record not more than 90 days or fewer than 30 days prior to the closing date. Elections must be received by the fifth business day immediately preceding the closing date.

     The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. Under the purchase method of accounting, the purchase price of NiMo, including direct costs of the acquisition, will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values, with the excess, i.e., the difference between the purchase price, representing fair value, and the fair value of the identified assets acquired, recorded as goodwill.

          2.   The Restructuring

     The board of directors of NGG intends to recommend to NGG shareholders a proposal to form a new holding company for the National Grid System. The holding company structure will be effected through a Restructuring which must be sanctioned by the High Court in London, England and approved by NGG's shareholders. Under the Restructuring, National Grid will issue one share in National Grid in exchange for each outstanding NGG share. As a result, National Grid will become the holding company for NGG. NGG expects that the special share in NGG will be canceled and that National Grid will issue a special share to the holder of the NGG special share./20


--------------
20 National Grid's authorized share capital will be 2,125,000,000 ordinary shares of 10p each and one special rights non-voting redeemable preference share of (pound)1.
--------------


     The ordinary shares of National Grid will be listed for trading on the London Stock Exchange and National Grid ADSs will be listed for trading on the New York Stock Exchange. National Grid will be subject to the registration and disclosure requirements of the US securities laws.

     The rights attaching to National Grid ordinary shares will be the same in all material respects as those currently attaching to NGG ordinary shares. Thus, after the Restructuring is implemented (but before completion of the Merger), holders of National Grid ordinary shares will have their interest in NGG replaced by an equivalent proportionate interest in National Grid and, subject to the effect of exercise of options to subscribe for NGG shares granted under NGG share plans, their proportionate interests in the profits, net assets and dividends of NGG will not be affected.

          3.   Background of the Merger

     Since entering into the MRA in 1998, the board of directors and management of NiMo have periodically reviewed NiMo's strategic alternatives, including internal growth, growth by acquisition, the sale of NiMo and a combination with another company in which NiMo shareholders would continue to participate. Consideration was given not only to electric and gas utilities, but also to the oil and gas and telecommunications industries. NiMo has engaged in preliminary discussions with a number of parties about potential transactions, but, except as set forth below, no specific proposals were made and these discussions did not evolve beyond a preliminary stage.

     Since  1998,  NGG has been  pursuing  a  growth  strategy  in the  electric transmission  and  distribution  market in the United States,  with a particular focus on the Northeast region where many states have been engaged in electric deregulation. Deregulation has resulted in, among other things, the separation of the ownership and operation of generation facilities from that of transmission and distribution facilities. Consistent with this strategy, in March 2000, NGG completed the acquisition of NEES (currently known as National Grid USA), whose subsidiaries operate electric transmission and distribution systems principally in Massachusetts, Rhode Island and New Hampshire, followed in April 2000 by National Grid USA's acquisition of EUA, whose subsidiaries operated transmission and distribution systems in Massachusetts and Rhode Island./21 Both NEES and EUA had divested the vast majority of their generation assets prior to being acquired by NGG and are seeking to sell the remainder of their generation assets. Since the announcement of the NEES and EUA acquisitions, NGG has continued to investigate the possibility of further strategic transactions with US electric utility companies, such as Niagara Mohawk, that have or are in the process of divesting their generation assets in order to expand NGG's transmission and distribution operations in the US.


--------------
21 See NEES Acquisition Order, supra, note 4, and National Grid USA (formerly New England Electric System), Holding Co. Act Release No. 27166 (April 14,
     2000).
--------------


     In November 1999, Richard P. Sergel, then President and Chief Executive Officer of NEES, David Jones, NGG's CEO and William E. Davis, Chairman of the Board and CEO of NiMo met to discuss the experience of the then-pending NEES/NGG merger and to explore whether NiMo might be interested in pursuing talks with NGG. NiMo and NGG entered into a Confidentiality Agreement on December 13, 1999 and a meeting between representatives of the parties was held on December 14, 1999, but immediately following that meeting it was decided to delay any further substantive discussions pending the completion of the NEES/NGG merger. In April, following completion of the NEES/NGG merger, the parties resumed discussions, with due diligence being performed on both sides for a period of months.

     In late August, a presentation about NGG and the possible terms of a transaction was made to the NiMo board of directors at its regularly scheduled late August off-site meeting. Following that meeting, negotiations continued, including, without limitation, on the per share price, the mix of cash and securities, the conditions to the merger and other terms of the merger agreement. On August 30, 2000, a telephonic board meeting was held to update the NiMo board of directors on the status of the negotiations.

     On August 31, 2000, the NGG board of directors met to consider the proposed transaction. At this meeting, the NGG board of directors discussed the structure of the proposed transaction and the terms of the merger, including financial terms. As part of this meeting, the NGG board of directors received advice from its financial advisors regarding the financial terms of the merger and other matters relevant to their consideration of the proposed transaction. Following these deliberations, the NGG board of directors unanimously approved the proposed transaction and terms of the merger agreement and established a committee, consisting of any two directors, one of whom had to be David Jones, Stephen Box, NGG's Group Finance Director, or Richard P. Sergel (the "National Grid Special Committee"), to finalize the outstanding terms of the merger agreement and to authorize the execution and delivery of the merger agreement.

     By September 3, 2000, all remaining issues had been negotiated and on September 4, 2000, the NiMo board of directors and the National Grid Special Committee comprising David Jones and Stephen Box adopted and approved the merger agreement, which was then executed by the parties.

          4.   Financing the Merger

     As described above, NiMo shareholders will receive both National Grid ordinary shares and cash as consideration in the transaction. National Grid will fund the cash portion of the Merger consideration with a combination of cash on hand, the proceeds of bond issuances, bank borrowings under one or more credit facilities and forward underwriting commitments which will be established prior to completion of the Merger (collectively the "Credit Facilities"). The amount that will be borrowed under Credit Facilities to finance the Merger and the value of the ordinary shares issued in connection with the Merger will not exceed an aggregate of $4 billion outstanding at any one time through March 31, 2005. The Merger-related financing limit is separate from the $5 billion aggregate financing limit proposed in this Application concerning the financing of the National Grid System post-Merger. Any Credit Facility entered into to finance the Merger will comply with all the terms and conditions applicable to debt issued by National Grid and discussed further below in Item 1.E./22 The pro forma effect of the Merger on the capital structure of National Grid is also described further below in Item 3.B.1.c.


--------------
22 A Credit Facility may have multiple intended uses. National Grid may enter into one or more Credit Facilities to provide funding for the Merger, to refinance previously incurred merger-related debt and to finance authorized or permitted general corporate activities. To the extent funds from a Credit Facility are used to fund or refinance the Merger consideration, they would be counted against the $4 billion limit. To the extent Credit Facility borrowings are used for other authorized or permitted corporate purposes, they would count against the $5 billion limit.
--------------


          5.   Management and Operations of Niagara Mohawk Following the Merger

     Upon completion of the transaction, National Grid USA will assume ownership of NiMo and its subsidiary companies, including Niagara Mohawk. Niagara Mohawk will retain a significant presence in New York; its operating headquarters will stay in Syracuse and local facilities for customer service, maintenance and field operations will be maintained as necessary. National Grid will honor or will cause the appropriate subsidiary to honor all collective bargaining agreements in effect at the Merger Effective Time until their expiration and assume all rights and obligations under those agreements. Niagara Mohawk will be re-branded "Niagara Mohawk, a National Grid Company."

     For at least two years following the Merger, NiMo will have an advisory board comprised of up to 12 persons who were, immediately prior to the Merger, serving as non-executive members of NiMo's board of directors, who are not appointed to serve on the National Grid board of directors and who are willing to serve in such capacity on the advisory board. The function of the advisory board will be to advise NiMo's board of directors with respect to general business as well as opportunities and activities in the State of New York and to maintain and develop customer relationships in New York. The advisory board will meet at least three times a year.

     For a period of two years following the Merger, William E. Davis will serve as Chairman of the board of directors of National Grid USA and two other current executive officers of NiMo as determined by NGG will serve on the board of directors of National Grid USA.

     National Grid also will take all actions necessary to appoint all members serving on the NGG board of directors immediately prior to the Merger, the current CEO of NiMo and one additional outside director of the board of directors of NiMo, as determined by NGG, to serve on the National Grid board of directors following the Merger Effective Time.

     NGG is currently a public utility holding company registered under Section 5 of the 1935 Act. In connection with the Merger and Restructuring, NGG will cease to be an indirect holding company over National Grid USA and its intermediate holding company parents./23 NGG will, however, continue as the parent company of National Grid Holdings, a FUCO. Accordingly, NGG will deregister as a holding company under the Act and submit a notification on Form U-57 to obtain FUCO status.


--------------
23 NGG may, however, continue to lend funds in certain circumstances to one or more Intermediate Companies. See Item 1.E.3.(c) infra.
--------------


     Upon completion of the Restructuring, National Grid will register as a public utility holding company under the Act and become subject to regulation thereunder as NGG is currently. NiMo and its subsidiaries will be subject to regulation under the Act as subsidiaries of a registered holding company.

     Applicants request that the Commission affirm by order the continued exempt status of NiMo under Section 3(a)(1) of the Act. Applicants commit that as long as NiMo continues to exist as a holding company, it will not engage in any transaction such as upstream loans under Section 12(a), the sale of utility securities under Section 12(d), or the sale of goods and services under Section 13(a) that would be prohibited for a registered holding company, unless approved by the Commission.

     Applicants request that the Commission affirm by order the continued exempt status of Opinac Energy under Section 3(a)(5) of the Act and exempt by order Opinac and CNP Limited under Section 3(a)(5). Such orders would exempt Opinac, Opinac Energy and CNP Limited as holding companies of CNP Inc, a Canadian public utility company.

          6.   Benefits of the Merger

     The combination of NiMo and National Grid will create the ninth largest electric utility in the U.S. with an electric customer base of approximately 3.3 million. After the Merger, National Grid will own and operate an extensive transmission and distribution network in the New England/New York market.

     Over the ten year period from 2002 through 2011, savings of $895 million before costs to achieve, or approximately $90 million per year, are expected from Merger-related cost synergies and the sharing of best practices across the operations of National Grid USA and NiMo. The savings are described in more detail in Appendix C to the petition filed by NGG and NiMo before the NYPSC included in Exhibit C-1. National Grid has demonstrated the ability to achieve targeted merger savings and efficiencies in connection with the EUA merger./24


--------------
24 EUA was integrated into the National Grid USA business ahead of schedule. The transaction delivered integration savings of approximately 10% of the combined controllable cost base of NEES and EUA (over 50% more savings than originally estimated). National Grid now expects the acquisitions of NEES and EUA to be earnings enhancing after amortization of goodwill for the year ending March 2001, a year earlier than expected at the time of announcement of the acquisition of NEES and EUA.
--------------


     The direct savings and sharing of best practices should create an even more efficient company, leading to lower delivery costs and enhanced customer service, making upstate New York a more attractive region for economic growth. National Grid will have - following the acquisition of NiMo - approximately 10,000 employees in its regulated electric and gas businesses in New York and New England. National Grid's goal is to achieve workforce reductions across the entire National Grid USA organization by 500 to 750 positions - over a period of four years - through natural attrition and voluntary programs. In addition, National Grid will seek to improve the efficiency and customer service of Niagara Mohawk's core transmission and distribution operations. A joint National Grid - Niagara Mohawk integration team will manage the efficient integration of the two companies.

     The Merger allows National Grid to build on the platform it has created in New England and reinforce its position as a leading player in the Northeast - a region that is at the forefront of the electric industry's restructuring in the U.S. NiMo's strong management and experience in New York electric and gas operations will add to National Grid USA's top quality U.S. management team and National Grid's decade of experience operating a transmission system in a competitive environment. The combination will strengthen National Grid's ability to provide services that will benefit customers in today's rapidly changing U.S. energy markets. National Grid intends to bring its combined experience to bear in New York, and to continue to contribute to the current debate on the restructuring of the U.S. transmission sector. In particular, National Grid and NiMo have filed for and are working with New York regulators to structure long-term rate plans that benefit customers and shareholders and include incentives for cost control and superior customer service. Post-closing National Grid intends to provide long-term rate stability that will support regional economic development in upstate New York.

     E.   Financing the National Grid System Following the Acquisition

          1.   Summary of Current NGG System Authorization

     The NEES Acquisition Order authorized the financing of the National Grid System through May 31, 2003 through the issuance by NGG of equity and debt securities in an amount not to exceed $4.0 billion, and guarantees in an amount not to exceed $2.0 billion, both at any one time outstanding. NGG was also authorized to enter into currency and interest rate swaps transactions. Financing of NGG's U.S. Subsidiary Companies (i.e., National Grid USA, its subsidiaries and the Intermediate Companies) was also authorized. In particular, the existing financing of the National Grid USA Group, obtained when it was the NEES group of companies, was extended through May 31, 2003. In addition, the Commission authorized the continuation of the NEES system money pool ("Money Pool"), guarantees of the obligations of, and other forms of credit support for, the U.S. Subsidiary Companies, and the payment of dividends out of capital or unearned surplus.

     The NEES Acquisition Order also authorized National Grid General Partnership ("NGGP") and National Grid USA and its subsidiaries to enter into an agreement for the allocation of consolidated tax that permitted NGGP to retain the tax-related benefits of the debt incurred to finance the NEES acquisition. In addition, the Commission authorized the U.S. Subsidiary Companies to issue additional shares or alter the terms of any then-existing authorized security and authorized NGG and the U.S. Subsidiary Companies to form financing entities for the purpose of indirectly issuing securities otherwise authorized by the NEES Acquisition Order. Lastly, the Commission authorized NGG to finance additional investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in an amount up to 50% of NGG's consolidated retained earnings.

     The financing authority was subject to various terms and conditions as summarized below:

     1. Maintenance of NGG's long-term debt rating at the investment grade level and the maintenance of a ratio of Consolidated EBITDA to Net Interest Payable of not less than 3:1, and a ratio of Consolidated Total Net Debt to Consolidated EBITDA not to exceed 4.75:1;/25


--------------
25 The terms were defined in the Credit Agreement attached as Exhibit B-3 to National Grid's Application on Form U-1, SEC File No. 70-9473. Generally,

     Consolidated EBITDA means: in respect of any period, Consolidated Profits Before Interest and Tax for that period after adding back depreciation and amortization of goodwill and excludes the group's share of associate and joint venture operating results. An associate interest is an equity interest of greater than 20%, but less than 50%;

     Consolidated Profits Before Interest and Tax means: in respect of any period, the consolidated net pre-taxation profits on operating activities (after adding back Net Interest Payable and excluding any Exceptional Items and after adding back restructuring costs incurred as a result of the Merger or other acquisitions) of the National Grid System;

     Consolidated Total Net Debt means: the aggregate principal amount (or amounts equivalent to principal, howsoever described) comprised in the financial indebtedness of the National Grid System at the time calculated on a consolidated basis less cash and cash equivalents held by any member of the National Grid System as shown in the consolidated financial statements. Cash equivalents are readily marketable securities such as gilts (i.e. treasury bonds) and other near-cash items such as deposits and commercial paper;

     Exceptional Items: has the meaning given to it in FRS3 issued by the UK Accounting Standards Board (i.e., material items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view); and

     Net Interest Payable means: in relation to any period, all interest, acceptance commission and all other continuing, regular or periodic costs, charges and expenses in the nature of interest (whether paid, payable or capitalized) incurred by the National Grid System in effecting, servicing or maintaining all financial indebtedness of the National Grid System less all interest and other similar income receivable by members of the National Grid System during that period (but only to the extent the same accrue and are receivable by the National Grid System in a freely convertible and transferrable currency) in each case as determined from the consolidated financial statements relating to that period and excludes the group's share of associate and joint venture net interest payable.
--------------


     2. Maintenance of common stock equity/26 of at least 35% of total capitalization/27 by National Grid USA on a consolidated basis and on an individual basis by each National Grid USA electric utility subsidiary;/28


--------------
26 Common stock equity was defined to include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital and retained earnings.

27 The common stock equity to total capitalization ratio was calculated as follows: equity/(gross debt + equity). Total capitalization refers to the sum of common stock equity, preferred stock, long-term debt, short-term debt and current maturities.

28 New England Electric Transmission Corporation and Vermont Yankee Nuclear Power Corporation were excluded from the 35% common stock equity capitalization standard. In addition, the 35% standard was applied to the combined capitalization of Nantucket Electric Company and Massachusetts Electric Company.
--------------


     3. Maintenance of NGG's common stock equity as a percentage of total capitalization, measured on a book value US GAAP basis at 28.5% or above at the time of closing and thereafter during the term of the financing authorization, and 30% or above by March 31, 2002;

     4. The cost of money on debt financings of NGG would not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     5. The cost of money on preferred securities or other fixed income oriented securities of NGG, when issued, would not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     6. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security would not exceed 5% of the principal or total amount of the security being issued;

     7. The aggregate amount of external debt and equity issued by NGG would not exceed $4.0 billion, at any one time outstanding; and

     8. Post-merger, NGG's additional "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, would not exceed 50 percent of the consolidated retained earnings of NGG.

     In addition, the payment of dividends by NEES and the U.S. Utility Subsidiaries (as defined in the NEES Acquisition Order/29) was restricted. Dividends out of post-merger earnings would reflect a dividend payout ratio of between 60% and 100% of earnings before the amortization of goodwill ("Gross Earnings"), based on a rolling 5-year average. In addition, to assure that the U.S. Utility Subsidiaries would have sufficient cash to support their businesses, Applicants committed not to cause any of the U.S. Utility Subsidiaries to pay more than 80% of their post-merger Gross Earnings as dividends based on a rolling 5-year average.


--------------
29   The NEES Acquisition  Order defined the U.S. Utility  Subsidiaries to mean:
     New England Power Company, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro-Transmission Electric Company, Inc. and Vermont Yankee Nuclear Power Corporation.
--------------


          2.   Summary of Authorization Requested

     Applicants now seek Commission authorization to finance the National Grid System for the period beginning with the effective date of an order issued pursuant to this filing and continuing through March 31, 2005 ("Authorization Period"). The authorizations requested below amend and supplement the financing authorization granted by the Commission in the NEES Acquisition Order and are intended to provide for the financial integration of NiMo and its subsidiaries into the National Grid System. The NEES Acquisition Order and all of its terms and conditions would remain in effect and would be extended through the Authorization Period, except as amended by the Commission's authorization of the proposals in this Application.

          3.   Specifics of Proposed Financing Arrangements

               (a)  National Grid External Financing

     National Grid proposes to issue equity and debt securities in an amount aggregating not more than $5 billion at any one time outstanding ("Aggregate Limit") during the Authorization Period./30 Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. National Grid may also enter into currency and interest rate derivatives as described below.

     National Grid proposes that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the Aggregate Limit:

     -------------------------------------------- ------------------
                       Security                      $ billions

     -------------------------------------------- ------------------
     Equity, including options and warrants/31           3.5
     -------------------------------------------- ------------------
     Debt                                                4.0
     -------------------------------------------- ------------------


--------------
30 The Aggregate Limit replaces the $4 billion limit in the NEES Acquisition Order and does not include the Merger-related financing. Because the Aggregate Limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the Aggregate Limit is reduced and additional financing capacity under the Aggregate Limit is made available.

31 NGG currently has outstanding $742 million (translated at $1.60 equals one Pound) of 4.25% exchangeable bonds that mature in 2008. The bonds are exchangeable on or prior to February 8, 2008, at the option of the holder, into common stock of NGG. Should bondholders exchange their bonds prior to maturity, NGG may issue up to 110 million additional shares of common stock not included in the overall Aggregate Limit.
--------------


     Except as provided in Item 1.E.3.(f) below, the terms of all such debt and equity securities will be the same as the terms described in NGG's application in SEC File No. 70-9519 and authorized by the Commission in the NEES Acquisition Order. The debt incurred to finance the cash portion of the Merger consideration and described above in Item 1.D.4., and the National Grid equity issued to NiMo shareholders, would not be included in the Aggregate Limit.

               (b)  Interest Rate and Currency Risk Management Devices

     National Grid proposes to enter into, perform, purchase and sell financial instruments intended to manage the volatility of currencies and interest rates, including but not limited to currency and interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). National Grid would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding or anticipated debt by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

     National Grid proposes to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), to fix and/or limit the interest rate risk associated with any new issuance. In addition to the use of Hedging Instruments, Anticipatory Hedges will be effected through (i) a forward sale of exchange-traded Government Securities/32 futures contracts, Government Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on Government Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Government Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Government Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.


--------------
32 Government Securities would include U.S. Treasury obligations, U.K. Gilts or the appropriate government benchmark security for the currency involved in the hedge.
--------------


     National Grid may seek to hedge its exposure to currency fluctuations through currency swaps or options and forward exchange or similar transactions. Off-exchange Hedging Instruments would be entered into only with other companies in the National Grid System or with counterparties whose senior debt ratings are investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

     The Intermediate Companies and the Utility Subsidiaries, to the extent such securities are not exempt under Rule 52(a), also propose to enter into Hedging Instruments on the same terms applicable to National Grid, except that the Intermediate Companies will not enter into Hedging Instruments with counterparties outside the National Grid System or with National Grid USA or its subsidiaries.

     National Grid maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by a standing committee of the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in Hedging Instruments would be matched to an underlying business purpose. Such transactions will normally qualify for hedge-accounting treatment under generally accepted accounting principles ("GAAP") in the US or the UK. In the event transactions in Hedging Instruments are qualified for hedge accounting treatment under UK GAAP, but not under US GAAP, National Grid's financial statements filed in accordance with Form 20-F will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a Hedging Instrument will be allocated to any company in the National Grid USA or NiMo group, regardless of the accounting treatment accorded to the transaction.

               (c)  Subsidiary Company Financings

     The Utility Subsidiaries will generally finance their operations on an exempt basis according to Rule 52(a) under the Act. To the extent their financing is not exempt, the Utility Subsidiaries other than Niagara Mohawk will finance their operations in accordance with the authorization granted in the NEES Acquisition Order as extended through the Authorization Period. The NYPSC regulates the issuance by Niagara Mohawk of equity securities and debt with maturities greater than one year. Consequently, Niagara Mohawk requests authorization to issue debt securities with maturities of less than one year in an aggregate amount outstanding at any one time not to exceed $1 billion. To the extent that Niagara Mohawk issues debt securities to third parties, any issuance would be subject to the general financing conditions set forth in Item 1.E.3.(f).

     NiMo, Opinac and Opinac Energy have requested that the Commission find them to be exempt holding companies under Section 3 of the Act. As a technical matter, however, these companies will remain subsidiaries of a registered holding company. Applicants request authorization for NiMo, Opinac and Opinac Energy to issue and sell securities to associate companies, but not direct or indirect subsidiaries, provided that the issue and sale of the security are solely for the purpose of financing the existing business of each company and its respective subsidiaries and the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company.

     CNP Limited has also requested exempt holding company status under Section 3 and, together with its wholly-owned subsidiary CNP Inc, both companies will be subsidiaries of a registered holding company. Both CNP Limited and CNP Inc are public utility companies as that term is defined in Section 2(a)(3) of the Act, although neither company owns or operates utility assets located in the US. To permit these wholly-Canadian companies to operate under Canadian regulation with minimal conflict with the Act and the rules thereunder, Applicants propose that the Commission authorize CNP Limited and CNP Inc to issue equity and debt securities provided that no such securities would be issued to, or with recourse to, any National Grid System company (other than CNP Limited or CNP Inc and their respective subsidiaries).

     From time-to-time, CNP Limited or CNP Inc may seek to acquire interests in other businesses, including other public utility companies. Applicants request that CNP Limited and CNP Inc be permitted to make such acquisitions without the receipt of prior Commission authorization provided that: (1) any public utility company acquired is operated exclusively in Canada, and; (2) the acquisition is approved by the appropriate Canadian utility regulatory commission, where applicable. Consistent with the paragraph above, the National Grid System would not provide funding or credit support for an acquisition without seeking separate Commission authorization or qualifying the transaction under an exemptive provision of the Act such as Sections 32-34 or Rule 58.

     To provide increased flexibility to finance the operations of the National Grid USA Group, the Intermediate Companies and National Grid USA propose to issue and sell securities to: (a) direct and indirect parent companies, and; (2) NGG and its associate company subsidiaries./33 The Intermediate Companies and National Grid USA also propose to acquire securities from their direct or indirect subsidiary companies. In no case would the Intermediate Companies, National Grid USA or NiMo borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies.

     For reasons of economic efficiency, the terms and conditions of any financings between an Intermediate Company and its direct or indirect parent, or between an Intermediate Company and NGG or its associate company subsidiaries (i.e., the companies in the FUCO chain) will be on an arm's length basis. In all cases, however, the interest rates and maturity dates of any debt security issued by National Grid USA or NiMo to an associate company would be designed to parallel the effective cost of capital of a similar maturity debt security issued by National Grid./34


--------------
33 After the Restructuring, NGG will certify as a FUCO and become a holding company over National Grid Holdings, the current FUCO holding company in the National Grid System.

34 Borrowings by an Intermediate Company, National Grid USA or NiMo would not be subject to Rule 52 because each is a holding company.
--------------


     National Grid USA also requests authorization to issue debt securities to third parties through public or private offerings. Any such issuances will be limited to an aggregate amount outstanding at any one time of $500 million. All debt securities issued by National Grid USA to third parties would be subject to the general financing conditions set forth in Item 1.E.3.(f).

               (d)  Money Pool

     National Grid requests authority to continue the operation of the Money Pool as previously authorized. In addition, Applicants propose that NiMo's current subsidiary companies, except for Telergy, Inc. and Telergy Central LLC, be authorized to both lend to and borrow from the Money Pool under the same terms and conditions authorized in the NEES Acquisition Order. Applicants also propose that any newly-formed or acquired or currently non-participating National Grid subsidiary company may participate in the Money Pool as a lender only. Applicants request that the Commission reserve jurisdiction over the participation of any newly-formed or acquired or currently non-participating National Grid subsidiary company as a Money Pool borrower pending completion of the record.

               (e)  Guarantees

     National Grid requests authorization to enter into guarantees, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. In addition, authority is requested for the Nonutility Subsidiaries to enter into similar arrangements with one another, to the extent such transactions are not exempt under Rule 45. Guarantees entered into by National Grid in support of the external obligations of Subsidiaries will be subject to a $2 billion limit (i.e., not included in the Aggregate Limit), based upon the amount at risk.

     Each of the Intermediate Companies, National Grid USA and NiMo is also seeking authorization to issue guarantees and other forms of credit support to direct and indirect subsidiaries. Guarantees entered into by such companies in support of the external obligations of direct or indirect subsidiaries would be subject to a limit of $1 billion based upon the amount at risk.

               (f)  New System Financing Parameters

     National Grid proposes that the financing of the National Grid System be subject to new parameters designed to assure that all financings are consistent with the continued financial soundness of the National Grid System. In place of the financing parameters from the NEES Financing Order described in Item 1.E.1. above, National Grid proposes that the following conditions would apply during the Authorization Period to any financings subject to Commission authorization:

     1.  Any  long-term  debt  issued  by  National  Grid  will be  rated at the
investment   grade  level  by  a  nationally   recognized   statistical   rating
organization;

     2. National Grid will maintain common stock equity/35 as a percentage of total capitalization,/36 measured on a book value US GAAP basis, of at least 28.5% or above at the time of the closing of the Merger and thereafter during the Authorization Period, and 30% or above by March 31, 2002;

     3. National Grid USA, on a consolidated basis, and most National Grid USA electric utility subsidiaries, and on an individual basis, would maintain common stock equity of at least 30% of total capitalization;/37

     4. The cost of money on National Grid's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid's credit rating, and;

     5. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security would not exceed 5% of the principal or total amount of the security being issued.


--------------
35 Common stock equity would include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

36 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.

37 Niagara Mohawk, New England Electric Transmission Corporation and Vermont Yankee Nuclear Power Corporation would be excluded from the 30% common stock equity capitalization standard. In addition, the 30% standard would be applied to the combined capitalization of Nantucket Electric Company and Massachusetts Electric Company.
--------------


               (g)  Payment of Dividends Out of Capital or Unearned Surplus

     National Grid proposes to acquire NiMo shares at a premium of approximately 37%, relative to the closing price of NiMo shares on September 1, 2000. Because the conditions for pooling of interest accounting are not met in this transaction, the purchase accounting method applies. Under GAAP, the purchase accounting method requires the premium, together with transaction costs, to be recorded as goodwill on the acquired company's accounts./38 In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J, National Grid plans to "push down" and allocate the goodwill among Niagara Mohawk and the other NiMo subsidiary companies. This approach is fully consistent with National Grid's accounting for the NEES acquisition and National Grid USA's acquisition of EUA, both recently approved by the Commission, as well as US GAAP and FERC precedent. The goodwill recorded on the books of account of Niagara Mohawk will be amortized over an appropriate period (20 years), through a below-the line account to ensure no recovery in rates unless rate recovery is explicitly authorized.


--------------
38 Goodwill is the difference between the aggregate values allocated to all identifiable tangible and intangible (non-goodwill) assets and the sum of
     (1) the total consideration paid for NiMo, and (2) the fair value of the liabilities assumed.
--------------


     As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of NiMo and its subsidiaries, including Niagara Mohawk, will be eliminated and the value of the goodwill will be reflected as additional paid-in-capital in their financial statements. These accounting practices will leave NiMo and its subsidiaries without retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet. Consequently, Niagara Mohawk requests authorization to pay dividends or to acquire, retire or redeem its securities using its capital or unearned surplus as described below. Applicants also request that NiMo, its nonutility subsidiaries, and CNP Inc and CNP Limited be permitted to pay dividends or to acquire, retire or redeem their securities without restriction. In the discussion below, the term "dividends" refers broadly to payments in the form of dividends or the acquisition, retirement or redemption of securities of the issuer.

     In addition, Applicants request that the Commission eliminate the restriction in the NEES Acquisition Order limiting the payment of dividends by the U.S. Utility Subsidiaries to 80% of their post-NEES merger Gross Earnings, based on a rolling 5-year average. The restriction is unnecessary in light of the continuing commitment regarding minimum equity capitalization that would apply to such companies./39

--------------
39   See Item 1.E.3.(f) above.
--------------


     To allow Niagara Mohawk to pay dividends after the Merger, Applicants propose that in any calendar year Niagara Mohawk will limit dividends paid on its common stock in accordance with the following dividend restriction commitments and guarantees. The relief requested herein is also proposed in Niagara Mohawk's application to the NYPSC for authorization to effect the Merger and is contingent upon, and may be revised subsequent to, NYPSC review.

--------------------------------- --------------------------------------------
              Year                 Dividend limitation: Income available for
                                             common dividends plus:
--------------------------------- --------------------------------------------
              2001                                $100 million
--------------------------------- --------------------------------------------
              2002                                $100 million
--------------------------------- --------------------------------------------
              2003                                $80 million
--------------------------------- --------------------------------------------
              2004                                $60 million
--------------------------------- --------------------------------------------
              2005                                $40 million
--------------------------------- --------------------------------------------
              2006                                $20 million
--------------------------------- --------------------------------------------
        2007 and beyond                              $0
--------------------------------- --------------------------------------------

     Niagara Mohawk proposes to calculate  income  available for dividends based on a two-year  rolling  average.  To the extent that Niagara Mohawk does not pay the  maximum  allowed  in any year,  the  balance  will be  carried  forward  to subsequent years. To calculate "income available for dividends,"  Niagara Mohawk proposes to exclude non-cash charges to income resulting from accounting changes or charges to income resulting from significant  unanticipated  events.  Niagara
Mohawk also proposes to add back amounts  attributable  to the  amortization  of goodwill (a non-cash  item) so that income  available for dividends will reflect
Niagara Mohawk's income before the deduction for goodwill  amortization.  In the future,  Niagara  Mohawk may seek to pay further  dividends to  distribute  cash
obtained  in  connection   with  major   transactions,   such  as  asset  sales,
divestitures  or  securitization  transactions  or for the  purpose of  reducing
Niagara Mohawk's capital ratio to a level appropriate to its business risk.

     In determining whether to permit a registered holding company subsidiary to pay dividends out of capital surplus, the Commission reviews various factors indicative of the financial condition of the company and, generally, whether the proposed dividends would be appropriate in the public interest. See Eastern
Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000).

     Niagara Mohawk is forecast to have sufficient cash to pay dividends in the amounts contemplated. As of September 30, 2000, Niagara Mohawk had cash balances of $100 million. Applicants anticipate that Niagara Mohawk's cash flow from operations after the Merger will improve and "income available for dividends" should be adequate to support the requested dividend authorization and to meet
Niagara Mohawk's operating needs. In addition, the amortization of goodwill is a non-cash expense that will not affect the cash flow of Niagara Mohawk.

     Consumer interests will also be protected since the accounting for the Merger will not affect Niagara Mohawk's historical rate base. As a result of "push down" accounting, for FERC and state commission reporting purposes, goodwill will be recorded in Niagara Mohawk's books in a manner that leaves the original historical basis of Niagara Mohawk's assets undisturbed.

     The proposed dividend payments are also in the interest of investors and the public because they allow the capital structure of Niagara Mohawk to be adjusted to more appropriate levels of debt and equity consistent with the maintenance of Niagara Mohawk's sound financial condition. The NYPSC's on-going monitoring of Niagara Mohawk's dividend policy also will ensure that the requested authority is appropriate and in the public interest.

               (h)  Tax Allocation Agreement

     In the NEES  Acquisition  Order,  the  Commission  authorized  NGGP and the
National Grid USA Group to enter into an agreement to allocate consolidated taxes. The agreement permitted NGGP to retain the value of the tax deduction associated with the debt incurred by NGG to finance the NEES and EUA acquisitions. Applicants propose to amend the National Grid USA Group tax allocation agreement to add NiMo and its subsidiaries as members. Consistent with the relief granted in the NEES Acquisition Order, Applicants request that the Commission authorize NGGP to retain the value of the tax deduction associated with the debt incurred by National Grid to finance the Merger.

               (i)  Changes in Capital Stock of Subsidiaries

     The NEES Acquisition Order authorized  Applicants to increase the amount or change the terms of the authorized  capital securities of National Grid USA, its subsidiaries  and the  Intermediate  Companies,  without  additional  Commission approval./40  The terms that may be changed include  dividend rates,  conversion
rates  and  dates,   and  expiration   dates.   Applicants   request  that  this
authorization extend to NiMo and its wholly-owned  subsidiaries.  The changes to capital  stock would  affect only the manner in which  financing is conducted by those  companies and would not alter any of the terms or limits proposed in this
Application or prior Commission orders.


--------------
40   Applicants  requested that the Commission reserve jurisdiction over changes to the  capital  stock  of  National  Grid  USA and  any of its  subsidiary companies that is not wholly-owned directly or indirectly by National Grid.
--------------


               (j)  Financing Entities

     The NEES Acquisition Order authorized NGG, the Intermediate Companies and the National Grid USA Group to organize financing entities for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Applicants request authorization for NiMo and its subsidiaries to organize and employ financing entities in the same manner as authorized in the NEES Acquisition Order. Any amounts issued by financing entities to third parties pursuant to the Commission's authorization will count against any applicable limits for the immediate parent of such financing entity.
However, the underlying intra-system mirror debt and parent guarantee will not count against any financing or guarantee limits.

               (k)  EWG-FUCO Financing Limits

     National Grid may use the proceeds of the financings proposed in this Application, in part, for investments in EWGs and FUCOs. Under Rule 53, in determining whether to approve the issue or sale of a security by National Grid to finance an EWG or FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance and, if the issuance cannot qualify for the safe harbor in Rule 53(a), the applicant must demonstrate that the proposed EWG and FUCO financing will not have an adverse impact on the financial integrity of the registered holding company system, any utility subsidiary, its customers or on the ability of state commissions to protect such subsidiary or customers.

     The Commission reviewed the circumstances surrounding NGG's prior financing plan and concluded in the NEES Acquisition Order that NGG could finance additional EWG and FUCO investments and operations up to 50% of its consolidated retained earnings at any one time outstanding through May 31, 2003. The permitted investment would be in addition to NGG's EWG and FUCO investment prior to its becoming a registered holding company. Counting NGG's EWG and FUCO investments prior to its becoming a registered holding company, the NEES
Acquisition Order authorized NGG to invest up to 252% of its retained earnings in EWGs and FUCOs.

     NGG's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs as of September 30, 2000 was $4,034,303,800./41 As of September 30, 2000, NGG's
consolidated retained earnings calculated in accordance with US GAAP was $3,296,256,000. Consequently, NGG's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 122% as of September 30, 2000.

     National Grid now proposes to succeed to the authority previously granted to NGG. National Grid proposes that its aggregate investment in EWGs and FUCOs would be limited to 252% of its consolidated retained earnings through the Authorization Period.

     Currently and post-Merger,  the conditions of Rule 53(c) will be satisfied.
The soundness of National Grid's security structure is demonstrated by its high credit rating. Consistent with the maintenance of investment grade status, National Grid expects to have a post-Merger long-term debt credit rating of A./42 National Grid's capitalization is currently sound and should continue to be sound post-Merger. National Grid's consolidated capitalization (on a U.S.
GAAP basis) over the recent past is shown in the table below. The capital structure of the combined system post-Merger is shown in a table in Item 1.C.4.


--------------
41   Aggregate  investment  is defined  in Rule 53 under the Act to include  all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse,  directly or indirectly to National Grid.  This limit is applied  on a  net  basis  and  to  the  extent  National  Grid's  previous
     investments  or  guarantees  have  been  repaid  or  have  expired,   those
     investments are netted from the total aggregate investment.

42   National  Grid is  currently  on  credit  watch  and it  expects  to have a post-Merger long term credit rating from Moody's and Standard and Poor's in the single A band.
--------------



------------------------- --------------------------- ----------------------- ------------------------------
     National Grid              March 31, 1999            March 31, 2000             Sept. 30, 2000
         as at:              ($ mm)          (%)        ($ mm)       (%)          ($ mm)           (%)
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Debt, preferred stock             3,676           60       6,120          62            6,691            63
and minority interests
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Common stock equity               2,416           40       3,753          38            3,941            37
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Total                             6,092         100%       9,874        100%           10,632          100%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------

     National Grid's equity market value to book value ratios and stock price to earnings ratios over recent years are provided below:

                                          Market to Book Value

---------------------------------- -------------------- -------------------- ------------------
As at:                                Mar. 31, 1998        Mar. 31, 1999       Mar. 31, 2000
                                           $mm                  $mm                 $mm
---------------------------------- -------------------- -------------------- ------------------
Market value of equity                           8,552               11,084             13,611
---------------------------------- -------------------- -------------------- ------------------
Book value of equity (under U.S.                 1,022                2,416              3,753
GAAP)
---------------------------------- -------------------- -------------------- ------------------
Ratio of market to book value                     8.4x                 4.6x               3.6x
(times)
---------------------------------- -------------------- -------------------- ------------------



                              Price/Earnings Ratios

As at:                                Mar. 31, 1998        Mar. 31, 1999       Mar. 31, 2000
---------------------------------- -------------------- -------------------- -------------------
                                            $                    $                   $
---------------------------------- -------------------- -------------------- -------------------
Basic earnings per share (U.S.                    0.52                 1.13                1.10
GAAP)/43
---------------------------------- -------------------- -------------------- -------------------
Ratio of price to earnings                       11.2x                 6.6x                8.4x
---------------------------------- -------------------- -------------------- -------------------


--------------
43 Unadjusted for the net income arising on the sale of Energis plc ("Energis") shares in the year ended March 31, 1999 of $1,149.8 million. Unadjusted for the net income arising on the reduction in NGG's interest in Energis in the year ended March 31, 1998 of $184.5 million.
--------------


     The recent growth in National Grid's retained earnings and consolidated common stock equity is shown below:

-------------------------- --------------------- -------------------- ------------------- --------------------
At:                           Mar. 31, 1997         Mar. 31, 1998       Mar. 31, 1999        Mar. 31, 2000
                                   $mm                   $mm                 $mm                  $mm
-------------------------- --------------------- -------------------- ------------------- --------------------
Capital stock                               283                  286                 287                  280
-------------------------- --------------------- -------------------- ------------------- --------------------
Paid-in-capital                             304                  384                 407                  440
-------------------------- --------------------- -------------------- ------------------- --------------------
Treasury stock                               __                 (17)                (18)                 (26)
-------------------------- --------------------- -------------------- ------------------- --------------------
Retained earnings                         1,252                  369               1,740                3,060
-------------------------- --------------------- -------------------- ------------------- --------------------
Shareholder's equity                      1,839                1,022               2,416                3,753
-------------------------- --------------------- -------------------- ------------------- --------------------
Annual growth rate                           __               (44)%44               136%                  55%
-------------------------- -------------------------------------------------------------- --------------------
Growth rate over last 4                                                                                  104%
years
--------------------------                                                                --------------------
Annualized growth rate                                                                                    27%
-------------------------- -------------------------------------------------------------- --------------------


--------------
44 A special dividend of $1.23 billion was paid during the year ended March 31, 1998, which distorts the historical trend in growth of shareholder's equity.
--------------


     These tables demonstrate that on a book and market basis National Grid has been soundly capitalized in the past and that it should continue to be financially stable. Applicants also incorporate by reference to their previous financing application (SEC File No. 70-9519) the extensive discussion of National Grid's experience operating foreign utility properties and its thorough and disciplined foreign project investment review process.

     In addition, Applicants note that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically: (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed; (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods,/45 and; (3) in the past fiscal year, National Grid has not reported operating losses attributable to its aggregate direct or indirect investments in EWGs and FUCOs. Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the NEES Acquisition Order.


--------------
45 Although Rule 53 specifies quarterly periods, National Grid does not prepare accounts with this frequency. If the substantial gains that NGG has earned in the past two years from its Energis shareholding are not repeated in the current year, average consolidated retained earnings may decrease.
--------------


     Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. National Grid currently has no assets that would need to be written down under SFAS 121. No assets with respect to any FUCOs currently owned (directly or indirectly) by National Grid are expected to require a write down under SFAS 121, nor has any associate EWG or FUCO ever defaulted under the terms of any financing document. National Grid undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the authorization period. Consequently, the conditions of Rule 53(c)(1) are satisfied.

     Under Rule 53(c)(2) National Grid must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more of such utility subsidiaries to protect such public utility companies or such customers.

     The conclusion that the customers of the Utility Subsidiaries will not be adversely impacted by the proposed level of investment is well-supported by the following:

     (a) All of National Grid's investments in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which National Grid owns any interest. National Grid further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries will continue to have financial facilities in place that adequately support their operations.

     (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed post-Restructuring by NGG (as a FUCO) and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by National Grid, NGG, National Grid Holdings or their subsidiary companies. National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

     (d) In connection with the NEES acquisition National Grid obtained statements from State commissions under Rule 53./46 The NYPSC has jurisdiction over the Merger and the continued operations of Niagara Mohawk and will exercise this authority to protect ratepayers. Applicant's receipt of the NYPSC's order approving the Merger will demonstrate that the proposed EWG and FUCO investments will not have an adverse impact on Niagara Mohawk and its customers or on the NYPSC's ability to continue to protect Niagara Mohawk and its customers.


--------------
46   See SEC File No. 70-9473,  Exhibits,  D-3.2,  D-5.3, D-6.2, D-7.2, and D-8,
     orders or certifications from the Massachusetts, New Hampshire, Vermont, Connecticut, and Rhode Island utility regulatory commissions.
--------------


     (e) In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's EWG and FUCO investments on National Grid's financial condition.

     Consequently, the conditions of Rule 53(c)(2) are satisfied.

     F.   Intra-System Service Transactions

     The NEES Acquisition Order authorized the continuation of the former New England Power Service Company (since renamed National Grid USA Service Company) as the new service company for the National Grid USA Group. In addition, the NEES Acquisition Order authorized National Grid Company to provide certain services to the National Grid USA group in accordance with Section 13 of the Act and the rules thereunder. Applicants now propose that NiMo and its subsidiaries would enter into service agreements with National Grid USA Service Company and receive services from National Grid Company. This affiliate service relationship will follow in all material respects the authorization granted in the NEES
Acquisition Order. National Grid USA Service Company will continue to be operated in accordance with the policies and procedures manual previously filed and the service agreements entered into between National Grid USA Service Company and NiMo and its subsidiaries would be in the same form as those entered into by the current National Grid USA Group./47

--------------
47 An employee transfer credit equal to 25% of an employee's salary will be applied to reduce any stranded costs. This fee applies only to the transfer of a Niagara Mohawk employee to an unregulated competitive energy affiliate, such as NM Energy, and is not a sale of goods or services subject to Section 13 of the Act or the rules thereunder.
--------------


     G.   Nonutility Reorganizations

     Applicants propose to restructure the Nonutility Subsidiaries from time to time as may be necessary or appropriate in the furtherance of the National Grid System's authorized nonutility activities. To that end, National Grid requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     Reorganizations could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the National Grid System's existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the National Grid System associates and/or the reincorporation of existing subsidiaries in a different jurisdiction. This would enable the National Grid System to consolidate similar businesses and to participate effectively in authorized nonutility activities, without the need to apply for or receive additional Commission approval.

     These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which National Grid, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the National Grid System is authorized, whether by statute, rule, regulation or order, to engage in those businesses. National Grid does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by the National Grid System into a new, unauthorized line of business.

     The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Rule 58 Subsidiaries, ETCs or other non-exempt nonutility subsidiaries. Applicants expect that as a general matter all EWG and FUCO operations would be conducted under NGG after the Restructuring. Intermediate Subsidiaries may also engage in development activities
("Development   Activities")  and  administrative  activities   ("Administrative
Activities") relating to the permitted businesses of the nonutility subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, National Grid requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage National Grid's investments in Nonutility Subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Rule 58 Subsidiary, ETC or other non-exempt nonutility subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by National Grid and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) to minimize National Grid's exposure to taxes; (7) to further insulate National Grid and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by National Grid from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that National Grid provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any Rule 58 Subsidiary, the amount of such funds or guarantees will be included in National Grid's "aggregate investment" in such entities, as calculated in accordance with Rule 58.

     H.   Certificates of Notification

     Consistent with and in place of NGG's current reporting obligations, it is proposed that, with respect to National Grid, the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and National Grid. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificates would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

     Applicants propose to provide Rule 24 certificates on a semiannual basis, consistent with the frequency of financial reporting required in the UK. Under UK rules, National Grid must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with National Grid's ADR listing on the New York Stock Exchange. Due to National Grid's extensive foreign holdings, it would entail significant additional work and expense for National Grid to prepare consolidated financial statements on a quarterly basis. In that regard, in the interest of maintaining the consistent presentation of financial information, Applicants propose that their Form U5S filings will comprise National Grid's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. In addition, Applicants propose to include in their Form U5S filings: (1) U.S. GAAP financial statements for all the companies in the National Grid USA Group, and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) NGG, on a consolidated basis, (b) any subsequently acquired FUCO, and (c) the Intermediate Companies. Amounts included in Form U5S filings will be stated in U.S. dollars. National Grid will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

     Applicants also request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption would apply only to subsidiaries of NGG that are organized outside the U.S., provided that with respect to any direct or indirect acquisition, after the issuance of an order in this Application-Declaration, of any securities of or interest in an entity that owns or operates facilities that are not located in any state and which are used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas: (i) National Grid will cause a Form U-57 to be filed by or on behalf of that entity, and (ii) the entity will maintain its financial statements in accordance with U.S. GAAP or reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F.

     Consistent with and in place of the current reporting obligations of NGG, National Grid proposes to provide the following supplemental information in its annual Form U5S filing:

     1. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by NGGP: (a) as a result of any acquisition-related debt; and (b) as a result of any other income source or expense;

     2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of NGGP's interest costs and any assumptions used in the calculation;

     3. A description of how any acquisition-related funding is effected through all Intermediate Companies;

     4. A description of the amount and character of any payments made by each Intermediate Company to any other National Grid System company during the reporting period; and

     5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S.

     The Rule 24 certificates will be provided to the Commission within 90 days after the end of National Grid's fiscal year and within 60 days of the end of its second fiscal quarter and will contain the following information:

     a. The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

     b. The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

     c. National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs, excluding grandfathered investments, as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

     d. The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the order in this application;

     e. A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

     f. The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period;

     g. The amount and terms of any nonexempt financings consummated during the period by any Utility Subsidiary during the reporting period;

     h. The amount and terms of any nonexempt financings consummated by any Nonutility Subsidiary during the reporting period;/48

     i. A retained earnings analysis of each company in the National Grid USA Group detailing Gross Earnings (as defined in the NEES Acquisition Order) or income available for dividends, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period;

     j. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of NGG, each Intermediate Company, and each company in the National Grid USA Group;

     k. Paper copies of National Grid's filings of Form 20-F and semiannual reports to shareholders; and

     l. As applicable, all amounts shall be expressed in U.K. Pounds and converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the semiannual reports provided to the Commission in Rule 24 filings under this Application-Declaration shall be organized so that all columns showing amounts in Pounds in financial statements or tables are accompanied by parallel columns showing dollar amounts.


--------------
48 Applicants request that the Commission waive the requirement that National Grid file Form U-6B-2 on the basis that National Grid will be providing substantially similar information to the Commission on a regular basis in its certificates under Rule 24.
--------------


     In connection with the registration of National Grid, Applicants request under Section 5(b) of the Act and Rule 20(a)(3) that the Commission authorize National Grid to substitute its next annual report of the registered holding company system on Form U5S in place of the requirement to file a registration statement on Form U5B. As a result of the Restructuring, National Grid will merely step into the shoes of NGG, consequently, an additional filing on Form U5B is not necessary to provide the Commission with comprehensive information about the National Grid System. The Commission currently has extensive information at its disposal and will obtain updated information through periodic filings. Form U5B was submitted on July 13, 2000 in connection with the registration of NGG and the system's Form U5S will be filed with the Commission in June, 2001, and annually thereafter. These documents, National Grid's Form 20-F filings, and the information contained in this Application provide all information necessary for the Commission to fully regulate the National Grid System under the Act.

Item 2.   Fees, Commissions and Expenses

     National Grid expects to pay or incur approximately $60 million in aggregate fees, commissions and expenses, directly or indirectly, in connection with the Merger and Restructuring.

Item 3.   Applicable Statutory Provisions

     A.   Applicable Provisions

     The proposed transactions are subject to Sections 3(a)(1), 3(a)(5), 5, 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 20, 42, 43, 45, 52, 53 and 88
thereunder.

     B.   Legal Analysis

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     NGG is currently the beneficial owner of 100% of the voting stock of seven public utility companies. Niagara Mohawk is also a public utility company as defined in Section 2(a)(5) of the Act. Because National Grid will, as a result of the Merger and the Restructuring, own more than five percent of the outstanding voting securities of an additional public utility company, National Grid must obtain the approval of the Commission for the acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in determining whether to approve the proposed acquisition are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As described below, the Acquisition complies with all of the applicable provisions of Section 10 of the Act.

          1.   Section 10(b)

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a)(2) unless the Commission finds that:

          such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               a.   Section 10(b)(1)

                    i.   Interlocking Relations

     Under Section 10(b)(1), the Commission shall approve an acquisition unless the Commission finds that "such acquisition will tend towards interlocking relations. . . ." By its nature, any merger of previously unrelated companies results in new links and relations between the companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies./49


--------------
49 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").
--------------


     National Grid's purchase of NiMo is motivated by operating efficiencies and does not create the type of interlocking relations prohibited by Section 10(b)(1). For a period of two years after the Merger, NiMo's current Chairman and CEO, William E. Davis, will serve as Chairman of National Grid USA. In addition, two other current executive officers of NiMo will serve on the board of directors of National Grid USA. National Grid will also take the actions necessary to appoint NiMo's CEO and one additional outside member of the board of directors of NiMo to serve on National Grid's board of directors after the Merger.

     In addition, NiMo will be connected to the National Grid USA group through the National Grid USA Service Company. Like the present National Grid USA subsidiaries, NiMo and its subsidiaries will contract with National Grid USA Service Company for various administrative and operational services. Through the common provision of services, critical resources, expertise, and best practices will be shared and coordinated among the group companies. These arrangements and the representation of NiMo on the National Grid and National Grid USA boards are necessary to integrate NiMo fully into the National Grid System and to promote group-wide policies and practices for the efficient operation of the combined system. Such overlap is, therefore, in the public interest and in the interest of investors and consumers.

                    ii.  Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational systems", and to avoid "an excess of concentration and bigness" while preserving opportunities for the "economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and the generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations which the Act was specifically directed [to prohibit]." Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968). National Grid's acquisition of NiMo will not result in a "huge system" and will avoid the "excess of concentration and bigness" which Section 10(b)(1) seeks to prevent. The National Grid System will be smaller than many other systems that have been approved by the Commission.

     The Commission has approved acquisitions involving registered holding companies with much larger public utility systems. See American Electric Power Company, Inc. and Central and South West Corporation, Holding Co. Act Release No. 27186 (June 14, 2000); and Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000). As the table below shows, after the Merger, National Grid will be smaller than several other registered holding companies. The table compares National Grid and NiMo combined on a pro forma basis to Southern Company, American Electric Power Company, Exelon Corp., Entergy, and Xcel Energy Inc.; all large registered holding companies.

----------------------- ------------------ -------------------- ----------------
Company/50              Total Assets       Operating Revenues   Customers
                        (000s)             (000s)
----------------------- ------------------ -------------------- ----------------
Southern Company        38,395,520         11,584,991           3,871,000
----------------------- ------------------ -------------------- ----------------
AEP                     35,649,617         12,452,725           2,713,763
----------------------- ------------------ -------------------- ----------------
Exelon Corp             34,319,509         12,236,753           4,661,405
----------------------- ------------------ -------------------- ----------------
National Grid/NiMo      27,239,435         6,668,186            3,392,000
----------------------- ------------------ -------------------- ----------------
Entergy                 22,985,087         8,773,228            2,500,000
----------------------- ------------------ -------------------- ----------------
Xcel Energy             18,089,992         6,244,430            4,679,000
----------------------- ------------------ -------------------- ----------------


--------------
50 Source: U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company Act of 1935 as of August 1, 2000 (date provided is as of Dec. 31,
     1999).
--------------


     Overall, National Grid's acquisition of NiMo will not create a "complex and irrational system," but will create a company focused on reliability, competitive pricing and high quality customer service. The larger size of the combined company will provide opportunities to eliminate duplicate facilities and generally achieve the benefits of economies of scale and more efficient operations. Among other things, the acquisition is expected to yield labor cost savings, corporate, administrative and purchasing savings, and purchased power savings. The expected economies and efficiencies from the combined utility operations are described in greater detail in the discussion of the standards of
Section 10(c)(2) of the Act in Item 3.B.2.ii below.

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. As the Commission noted in Northeast Utilities, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." National Grid and NiMo intend to file Notification and Report Forms with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act") describing the effects of the acquisition on competition in the relevant market.

     The competitive impact of the acquisition will also be fully considered by FERC in proceedings under Section 203 of the Federal Power Act. As described in its Merger Policy Statement, the FERC evaluates the competitive effects of a proposed merger before deciding whether to approve the merger as "consistent with the public interest," the applicable standard of review./51 In particular, under the Merger Policy Statement the FERC considers whether a merger has an adverse effect on (1) competition in any market, (2) customer rates, and (3) the effectiveness of regulation.


--------------
51 16 U.S.C.ss.824b(a). The factors that FERC focuses on in making this public interest determination are set out in its Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68, 595 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997) ("Merger Policy Statement").
--------------


     Applicants have submitted an application to the FERC that demonstrates that all the tests in the Merger Policy Statement are satisfied and that the acquisition is in the public interest. Included in the FERC application is the declaration of Dr. Henry J. Kahwaty, Senior Managing Economist at the Law and Economics Consulting Group, demonstrating that the acquisition will not have an adverse effect on competition. As Dr. Kahwaty's testimony shows, the markets in New England and New York in which the Applicants operate are relatively unconcentrated as a result of industry restructuring and related generation asset divestitures. As a result of prior divestitures, Applicants own limited generation assets and are in the process of selling their remaining generation assets. Consequently, the acquisition's effect on competition in the horizontal generation market is weak.

     The acquisition also does not have a significant effect on vertical market power as a result of control over transmission, the siting of new generation, or fuel supplies and delivery systems. Since both applicants participate in ISOs, they cannot exercise market power through control of their bulk power transmission systems. Transmission access to new generators is assured through the independent control by the ISOs (ISO-NE and NYISO) of Applicants' transmission systems and the Commission's open access policies. The numerous generating plant projects that are planned or under development in the Northeast demonstrate that Applicants will not possess control over generating sites as a consequence of the acquisition.

     Applicants' FERC application also shows that the acquisition also will not adversely impact customer rates. Applicants commit that they will not attempt to recover merger-related costs through rates without first receiving specific regulatory approval.

     Lastly, the acquisition will not impair effective regulation. The regulation of the National Grid USA utility subsidiaries will not be affected. The acquisition does not alter the corporate form of Niagara Mohawk and it will continue to be subject to FERC and state regulation, in particular, as to its rates, operations and services. For all these reasons, the acquisition does not result in the concentration of control of public utility companies to an extent detrimental to the public interest or the interest of investors or consumers and the Commission should find the standards of Section 10(b)(1) satisfied.

               b.   Section 10(b)(2)

                    i.   Fairness of Consideration

     Section 10(b)(2) precludes approval of the acquisition if the Commission finds that the consideration paid by National Grid for NiMo is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets underlying the securities to be acquired. National Grid relied in part on the analysis of NM Rothschild & Sons Ltd that the consideration to be paid for NiMo was fair to National Grid from a financial point of view. The NiMo board of directors had the benefit of a fairness opinion issued by Donaldson Lufkin and Jenrette ("DLJ") that concluded that the price offered by National Grid was fair, from a financial point of view, to the holders of NiMo common stock, based on and subject to the assumptions, limitations and qualifications set forth in DLJ's written opinion. NiMo's proxy statement includes an extensive discussion of the analysis conducted by DLJ in arriving at its opinion./52

     As explained in the proxy statement, the historical price data for NiMo common stock provide support for the consideration of $19.00 for each share of NiMo common stock (assuming that the aggregate dollar value of five National Grid ordinary shares is between $32.50 and $51.00 during the applicable time period prior to the election deadline)./53 DLJ examined the historical closing prices of Niagara Mohawk common stock from August 31, 1999 to September 1, 2000. During this time period, Niagara Mohawk common stock reached a high of $16.19 per share and a low of $11.00 per share. On September 1, 2000, the price was $13.88. The consideration offered by National Grid for the NiMo stock reflects a premium of 36% over the average closing price during the twelve months prior to the announcement of the merger.


--------------
52 NiMo's proxy statement on Form F-4 is included as Exhibit B-2 hereto. The DLJ fairness opinion is Appendix B to the proxy statement.

53 Under the terms of the Merger Agreement, NiMo shareholders share in the effect of increases or decreases in the price of five of National Grid's ordinary shares above $51.00 and below $32.50.
--------------


     DLJ also performed a discounted cash flow, or DCF, analysis of the projected cash flows of NiMo for the fiscal years ending December 31, 2000 through December 31, 2007, using projections and assumptions provided by the management of NiMo. The DCF value for NiMo was estimated using discount rates ranging from 7.0% to 8.0%, based on estimates related to the weighted average cost of capital of NiMo, and terminal multiples of estimated EBITDA for NiMo's fiscal year ending December 31, 2007 ranging from 6.5x to 7.5x. The DCF analysis also took into account NiMo's net operating loss or NOL position and the value associated with such NOLs. Based on this analysis, DLJ estimated a value per share of NiMo common stock ranging from $10.16 to $15.61, compared to the proposed consideration to be received in the merger of $19.00 per share.

     In addition, DLJ performed a valuation analysis based on the sum of the value of each of the segments of NiMo, namely the regulated businesses and the unregulated businesses. The regulated businesses include electric and gas transmission and distribution, and nuclear generation. The unregulated businesses include Opinac (which has investments in Telergy and Evonyx) and CNP Limited. Based on this analysis, DLJ estimated the value per share of NiMo common stock ranging from $11.71 to $18.13, compared to the proposed consideration to be received in the merger of $19.00 per share.

     DLJ also analyzed the market values and trading multiples of comparable publicly traded US utility companies and reviewed selected acquisitions involving comparable companies in the utility industry, in addition to analyzing the premiums paid in selected utility mergers and acquisitions. The results of these analyses were consistent with the proposed merger consideration.

     Lastly, DLJ performed similar analyses of National Grid to determine the value of National Grid's business. Based on the results of all the analyses, taken as a whole, DLJ concluded that the analyses supported its fairness opinion.

     More importantly, however, the consideration agreed to by the parties was the product of arm's-length negotiation. See the summary of the companies'
preliminary discussions in Item 1.D.3, supra. The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by the opinions of financial advisors./54


--------------
54   See Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).
--------------


     Finally, the acquisition has been submitted to, and has been approved by, the affected public shareholders, i.e., the common stockholders of NiMo and the ordinary shareholders of NGG. On January 19, 2001 and January 29, 2001 the shareholders of NiMo and NGG respectively, voted overwhelmingly to approve the Merger.

                    ii.  Reasonableness of Fees

     National Grid believes that the estimated overall fees, commissions and expenses incurred and to be incurred in connection with the Merger and Restructuring are reasonable and fair in light of the size and complexity of the transaction relative to other transactions and the anticipated benefits of the acquisition to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     The fees and expenses that National Grid expects to incur in connection with the Merger and Restructuring total approximately $60 million. This amount represents 2% (based on a purchase price of $3 billion) of the value of the consideration to be paid by National Grid to NiMo's shareholders. This percentage is consistent with percentages previously approved by the Commission. See, e.g., Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (fees and expenses of approximately $50.4 million represented approximately 1.6% of equity value of LG&E Energy Corp common stock on Feb. 25, 2000, the last day of trading before the announcement of the merger); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000) (fees and expenses of approximately $50 million represented approximately 0.83% of the value of the consideration to be paid for Columbia Energy); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) (fees and expenses of approximately $87.4 million represented approximately 0.49% of the value of Unicom and PECO common stock on Sep. 21,
1999); Xcel Energy, Holding Co. Act Release No. 27212 (Aug. 16, 2000) (fees and expenses of approximately $52 million represented approximately 1.4% of the value of the consideration to be paid for New Century Energies, Inc.); American Electric Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000) (fees and expenses of approximately $73 million represented approximately 1.1% of the value of the consideration to be paid for Central and South West Corporation); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired).

               c.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate National Grid's capital structure or be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the National Grid system.

     The proposed transactions will not unduly complicate the capital structure of National Grid or its subsidiaries. The financing of the Merger will not affect the priorities, preferences, voting power, or other rights of the holders of the outstanding securities of National Grid or its subsidiaries. The proposed transactions do not involve the creation of any minority interests. As a result of the Merger, NiMo's common stock will become wholly owned by National Grid and Niagara Mohawk's publicly-held debt will remain outstanding; unaffected by the Merger.

     Current NGG shareholders will exchange their ordinary shares for shares in National Grid that will be the same in all material respects. NGG will assume subsidiary status and its third-party debt will be assumed by National Grid.

     Post-Merger, National Grid, National Grid USA, and its principal utility subsidiaries, with the exception of Niagara Mohawk, will fall within the seventy-to-thirty percent debt-to-common equity ratio generally prescribed by the Commission. See, e.g., The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) and notes Error! Bookmark not defined. and Error! Bookmark not defined. and the accompanying text supra. On a pro forma basis, as the following table shows, assuming the Merger was consummated on September 30, 2000, common stockholders' equity would make up 30% of National Grid's total capitalization at that date.

-----------------------------------------------------------------------------------------------------------
                                       Pro Forma Capital Structure

-----------------------------------------------------------------------------------------------------------
                                                 ($ millions)               % of Total Capitalization
---------------------------------------- ------------------------------ -----------------------------------
Short-term debt (including current                               2,467                                 12%
portion of long-term debt)
---------------------------------------- ------------------------------ -----------------------------------
Long-term debt                                                  10,803                                 55%
---------------------------------------- ------------------------------ -----------------------------------
Preferred stock                                                    543                                  3%
---------------------------------------- ------------------------------ -----------------------------------
Minority interest                                                   32                                  0%
---------------------------------------- ------------------------------ -----------------------------------
Common stockholders' equity                                      5,971                                 30%
---------------------------------------- ------------------------------ -----------------------------------
Total capitalization                                            19,816                                100%
---------------------------------------- ------------------------------ -----------------------------------

     Section 10(b)(3) also requires that a proposed acquisition not be detrimental to the public interest, the interest of the investors or consumers or the proper functioning of the resulting holding company system. As set forth more fully in the discussion of the standards of Section 10(c)(2), below, and elsewhere in this Application, the acquisition will benefit shareholders and consumers. The combination will result in a fully integrated utility system and will produce savings and benefits to the public, consumers and investors that would, quite possibly, be otherwise unavailable.

     As noted by the Commission in Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." In this regard, following completion of the acquisition, National Grid will be a reporting company subject to the disclosure requirements of the Securities Exchange Act of 1934 (the "Exchange Act") that will provide investors with readily available information concerning National Grid and its subsidiary companies. In addition, the Restructuring is subject to the review and approval of the U.K. High Court.

     The transaction is also subject to various other federal and state regulatory approvals as discussed in Item 4. In particular, FERC's review and approval of the transaction assures that there will be no significant effect to competition resulting from the Merger. The numerous regulatory reviews provide adequate protection for the public interest and the interest of customers.

     Also noteworthy is the judgement of the credit rating agencies in evaluating the impact of the transaction on the financial soundness of National Grid. As is customary with similar transactions, the rating agencies have placed National Grid on credit watch to evaluate the effect of the Merger. Nonetheless National Grid's current long-term debt credit rating is A1 from Moody's Investors Service and A from Standard & Poor's Corporation, Inc. Even if the credit watch resulted in a downgrade, National Grid's credit would remain investment grade.

          2.   Section 10(c)

               i.   Section 10(c)(1)

     Section 10(c)(1) prohibits the Commission from approving an acquisition if it would be unlawful under the provisions of Section 8 or detrimental to carrying out the provisions of Section 11. Because Niagara Mohawk's electric and gas utility services overlap in many of the areas it serves, it is subject to
Section 8 of the Act. Section 8 requires National Grid to obtain the express approval of the state commission with jurisdiction over a public utility company that provides both electric and gas service in substantially the same territory before it may acquire and operate the combination utility. National Grid has filed an application with the NYPSC for such authorization.

     In addition, as explained below, the acquisition will not be detrimental to carrying out the provisions of Section 11. The primary electric operations of NiMo and National Grid will result in a single integrated electric utility system. Integration will result primarily from the companies' membership in adjacent, highly interconnected and coordinated power pools and participation in their ISOs, and will be accomplished by the functioning of the open, competitive markets administered by the interconnected ISOs. Sellers and purchasers in either ISO's control area may engage in transactions in the other ISO's control area through readily-accessible, OASIS-based transmission access.

     Integration also will result from a direct transmission interconnection between the New York operations of Niagara Mohawk and the New England operations of National Grid USA. An electric transmission interconnection also integrates Niagara Mohawk with its sister Canadian utilities CNP Limited and CNP Inc. Finally, the common use of National Grid USA Service Company will promote the coordinated and efficient operation of the integrated system. The Niagara Mohawk gas system will also result in a separate integrated gas utility system and, as demonstrated below, the Commission should find that the gas system is a permissible additional system under the A-B-C clauses of Section 11(b)(1).

               (a). Section 11, Integrated Utility System

     Section 11 (b)(1) directs the Commission to require each registered holding company system to limit its utility operations to "a single integrated public utility system" and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." Section 2(a)(29)(A) defines an integrated public utility system with respect to electric utility companies as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The Commission has established four standards that must be met before it will find that a proposed combination of utilities will result in an integrated electric system:

1. the combined utility assets must be physically interconnected or capable of physical interconnection ("interconnection requirement");

2. the combined utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system ("economic and coordinated operation requirement");

3. the system must be confined in its operations to a single area or region ("single area or region requirement"); and

4. the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation ("no impairment requirement").

     Recently, in the context of the Energy East Corp. merger with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources the Commission found that the merger of transmission and distribution utilities did result in an integrated system under the Act and that an additional gas system could be retained./55 Since the Energy East transaction shares many similarities with National Grid's acquisition of NiMo, it is important precedent for the transaction proposed in this Application. Energy East is a holding company over a combined electric and gas system. Its principal utility subsidiary, New York State Electric and Gas Corp. ("NYSEG") serves parts of central, eastern and western New York State. NYSEG also was a member of the NYPP and it has transferred control of its transmission system to NYISO. Through NYSEG and its other utility subsidiaries, Energy East also has a significant gas distribution business.


--------------
55   Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000).
--------------


     The Energy East merger targets were CMP Group, a holding company over several Maine utilities including Central Maine Power , the largest electric utility in Maine, CTG Resources, a holding company over Connecticut Natural Gas Corp. ("CNGC"), a Connecticut gas utility company, and Berkshire Energy, a holding company over The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts gas utility company. CMP is a member of NEPOOL and has transferred control over its pool transmission facilities system to ISO-NE.

     In the order approving the Energy East merger, the Commission noted that the NYISO and ISO-NE were established on the platform of existing tight power pools following the FERC's encouragement in Order No. 888. NYISO was formed based upon the NYPP and ISO-NE was formed based upon NEPOOL./56 The two ISOs administer competitive, bid-based markets for electric energy and other electric power products, provide non-discriminatory transmission service at a single, embedded cost-based rate, and facilitate transmission planning and expansion on a regional basis. NYISO and ISO-NE are contiguous along a 500-mile border and are interconnected by eight different interties with aggregate transfer capability of 1,600 to 2,300 MW, depending on direction and system conditions. The eight existing interties provide significant transfer capability between these control areas. Scheduled energy transfers between NEPOOL and NYPP were approximately 7,100,000 MW per year for the three years ended December 31, 1998. This is equivalent to the transfer between NYISO and ISO-NE of 1,707 MW during every peak hour of the year./57 The role of the neighboring ISO's in interconnecting and coordinating the merged entity's electric operations was a key aspect of the Commission's finding of integration in the Energy East decision.


--------------
56 See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) ("Unitil Order").

57 The peak hours of the year for electricity demand are the 16 "on peak" hours Monday through Friday.
--------------


The Interconnection Requirement

     The electric transmission facilities of NiMo and National Grid USA are directly interconnected by a 230 kilovolt ("kV") transmission line extending from the Bear Swamp Substation in the northwest corner of Massachusetts, across southern Vermont, to the Rotterdam Substation near Schenectady New York. This line directly interconnects New England Power Company, National Grid USA's transmission company subsidiary, and Niagara Mohawk. Power transfers along this interconnection are scheduled by agreement between NYISO and ISO-NE, the parties with operational control of the Niagara Mohawk and National Grid USA transmission assets.

     In addition to this intertie, NYISO and ISO-NE are interconnected with seven other interties which together form the New York/NEPOOL Interface. In particular, the New York/NEPOOL Interface includes: (1) a 345 kV intertie between Connecticut Power & Light ("CP&L") in NEPOOL and ConEd in NYISO; (2) a 345 kV intertie between Massachusetts Electric Co. in NEPOOL and Niagara Mohawk in NYISO; (3) a 230 kV intertie between the New England Power Company in NEPOOL and Niagara Mohawk in NYISO (referred to above); (4) a 115 kV intertie between Vermont Electric Power Company ("Vermont Electric") in NEPOOL and the NYPA in NYISO; (5) a 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYISO; (6) an additional 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYISO; (7) a 69 kV intertie between CP&L in NEPOOL and Central Hudson in NYISO; and (8) a 138 kV intertie between CP&L in NEPOOL and LIPA in NYISO. The New York/NEPOOL Interface has aggregate transfer capacity between 1,600 to 2,300 MW, depending on direction and system conditions.

     The Commission has previously found the interconnection requirement satisfied on the basis of contractual rights to use a third-party's transmission lines/58 or when physical interconnection is possible or contemplated within the near future./59 In this matter, where the two parties have a direct interconnection along transmission lines which they own and there is substantial additional available interconnection capacity on third party-owned systems, there can be no doubt that the interconnection requirement is satisfied.


--------------
58 See Unitil Order; American Electric Power Co., Inc. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14, 2000) ("AEP/CSW Order").

59   See New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997).
--------------


     Niagara Mohawk is also interconnected with its sister Canadian public utility companies CNP Limited and CNP Inc. CNP Limited generates electricity and supplies and markets energy and energy services in Ontario and throughout the northeastern U.S. CNP Limited owns and operates the William B. Rankine Generating Station, a 74.6 MW hydroelectric plant located on the Canadian side of the Niagara River at Niagara Falls. The Rankine Generating Station is interconnected with the electric transmission system of Niagara Mohawk at two points. The first is through a set of cables that extend to the international border between Niagara Falls, Ontario and Niagara Falls, NY. The second is through a CNP Inc owned transmission line extending from Niagara Falls, Ontario to the international border at Buffalo, NY.

     CNP Inc distributes electricity to residential, commercial and industrial customers in Fort Erie, Ontario. CNP Inc has an international electric interconnection with Niagara Mohawk that provides back-up power in the event of an outage at Niagara Falls. The interconnection is a 115 kV transmission line extending from Fort Erie, Ontario to the international border at Buffalo, NY. The line is currently operated with a normally open point in Fort Erie. CNP Inc is studying the feasibility of operating this line synchronously. Operation of CNP Inc's international transmission ties are authorized by National Energy Board Permit EP-137 issued to CNP Inc on May 14, 1999 and Presidential Permit PP-190 issued to Niagara Mohawk Power Corporation by the Department of Energy on December 22, 1998.

The Economic and Coordinated Operation Requirement

     Where previously vertically integrated companies combined generation, transmission and distribution functions to provide a "bundled" product -- delivered electricity -- to retail customers within franchised service areas, under the new functionally, or operationally separated industry structure, separate companies, or separate functional/operational components of companies, perform the generation, merchant, transmission and distribution functions, with the goal of fostering competition in the generation sector.

     Among other things, these structural changes have resulted in the rapid development of wholesale markets through which load-serving utilities, retail aggregators, and individual retail customers are able to obtain needed electricity products. Many states, including New York and the states in which National Grid USA operates, have implemented or are considering open access at the retail level./60 Where retail open access is provided, retail customers have the ability to "shop" for their electric power from a power supplier other than their traditional distribution utility. The distributor is obligated to deliver the third party power supplies to the customer.


--------------
60 As of October 1, 1999, twenty-four states have enacted policies, either through legislation or administrative action, requiring utilities to offer open access to retail customers.
--------------


     The FERC has recognized that the efficient functioning of the transmission grid is critical to connecting buyers with the competitive generation markets and has promoted the formation of Regional Transmission Organizations to reduce the barriers to the free flow of power and increase reliability and transmission efficiency./61 Having evolved from tight power pools with a history of coordinated operations, ISO-NE and NYISO are good examples of the trend towards the regionalization of electric transmission operations. Because of the contiguous, highly interconnected, and coordinated relationships between the power pools and ISOs to which Niagara Mohawk and the National Grid USA utilities belong, their transmission and distribution systems are now used, and in the future will increasingly be used, to accomplish transfers of power between generation and load within the NYISO region and NEPOOL and for transfers of power to, and through, both systems. In sum, the coordination of transmission operations among ISO-NE and NYISO effectively coordinates the operations of Niagara Mohawk and the National Grid USA group in satisfaction of the economic and coordinated operations requirement.

     The two ISOs engage in coordinated activities so that they function as a single market, with free-flowing interties that are available, on an open-access basis, to purchasers and sellers of electric energy and related energy products. The two ISOs operate the bid-based market on a competitive basis that is equivalent to economic dispatch./62 Also, the two ISOs and individual members of both pools, including Niagara Mohawk and the National Grid USA group, participate in joint pool and regional transmission planning and reliability studies. Both ISOs operate as non-profit organizations and include investor-owned utility ("IOU") and non-IOU members, and both operate centralized power markets. In addition, both perform congestion management to free up transmission capacity for the most economic uses of the system.


--------------
61   Regional Transmission Organizations, FERC Order 2000, 65 FR 809 (January 6,
     2000).

62   As stated in Energy East,  "These two ISOs operate the combined  generation and transmission assets of their participants as a single electrical system, ensuring that transmission capacity is provided to enable the market to function. Further, the two ISOs coordinate their scheduling and operations so as to enable "cross-border" transactions to occur seamlessly. The high degree of integrated operations insures that the two systems are operated as a coordinated system in which the flow of energy is "centrally controlled and allocated, as need or economy directs," and in which no generator, purchaser, or transmission owner operates in isolation." [citation omitted] Energy East at 39-40.
--------------


     ISO-NE and NYISO, along with other system operators in the Northeast, are parties to a Northeast ISO Memorandum of Understanding ("ISO MOU"). The ISO MOU is an agreement to explore ways in which the ISOs can work cooperatively to resolve present and future interregional issues with the aim of better integrating the electricity markets in their respective control areas. The ISO MOU includes a commitment to attempt to: (i) enhance interregional reliability through coordinated operations and planning of the bulk power system; (ii) facilitate broader competitive markets; (iii) and improve information flow to market participants and the public.

     Although coordination between merging utilities has traditionally been shown by using joint operating agreements to dispatch generating plants on a coordinated basis,/63 as the Commission found in the Energy East matter, "the fact that NYSEG and Central Maine Power are now essentially transmission and distribution companies does not preclude a finding that the combined electric properties are an integrated system." In addition to the coordination of their transmission systems, Niagara Mohawk, CNP Limited, CNP Inc. and the National Grid USA utilities will also be economically operated as a single interconnected and coordinated system through (1) coordinated power purchasing to satisfy their standard offer service (provider of last resort) obligations, (2) coordinated disaster response programs, (3) the sharing of utility supplies inventories, and
(4) the integration of a range of central and corporate functions. The utilities' combined purchasing power can provide efficiencies in their ability to obtain economies of scale and will provide a ready market for power supplies that turn out to be in excess of one of the individual utility's needs. The utilities will also coordinate their activities on a daily basis, so as to obtain maximum benefit from each one's localized knowledge, with respect to making arrangements for transmission of power supplies to one another. Through these efforts, for example, National Grid USA staff, who have extensive familiarity with the New England market, will identify supply opportunities for Niagara Mohawk, and, subject to FERC Order No. 889 constraints, could identify the transmission routing, timing, and pricing strategies on the NEPOOL system that would maximize the benefits of the transaction.


--------------
63 See the AEP/CSW Order (applicants implemented a joint operating agreement to coordinate the efficient use of generating resources).
--------------


     Similarly, both Niagara Mohawk and National Grid USA procure and provide certain ancillary services, including black-start restoration services (through the provision of transmission operations functions) and voltage support to retail and wholesale customers. Following the Merger, the two companies' transmission systems will be managed as a single management unit. The common management will determine the best strategies and opportunities for providing these services.

Single Area or Region Requirement

     The third requirement for integration; the single area or region requirement, is also satisfied. The combined post-Merger system will extend from Niagara Falls, Ontario, just over the New York - Canada border, to eastern Massachusetts. This service area, substantially in the Northeast U.S., is much the same in size and scope as the area found to be a single area or region in the Energy East matter./64 The Commission has made clear that the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state. In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the Act./65 In addition, the high degree of operational coordination and energy trading that occurs between NYISO and ISO-NE demonstrate that the Northeast U.S. is a single area or region in both operational and economic terms.


--------------
64 In Energy East, the combined electric system of the merging electric utilities also was located in the Northeast U.S. and extended from upstate New York to central and southern Maine.

65 See, e.g., Southern Co. Holding Co. Act Release No. 24579 (Feb. 12, 1988) (approving an electric utility system covering portions of four states) and New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1,
     1997) (approving a utility system covering portions of five states.)
--------------


The No Impairment Requirement

     Lastly, the combined NiMo and National Grid USA system will not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. National Grid USA will adopt a regional management structure to efficiently operate and manage the combined system. Niagara Mohawk will stay responsive to customer needs on the local level by maintaining its presence with local field offices. In addition, Niagara Mohawk will keep its corporate headquarters in Syracuse, New York. NiMo's CEO, William Davis will join the National Grid USA board and National Grid will take efforts to include Mr. Davis and one other NiMo director on National Grid's board of directors. Niagara Mohawk will continue to be subject to the regulation of the NYPSC and the FERC. In sum, Niagara Mohawk will preserve all the benefits of localized management that it currently enjoys while coordinating its management with National Grid USA so as to achieve the economies and efficiencies of operation from the Merger.

               (b). Section 11, Retention of the Additional Gas System

     As discussed above, Applicants have applied to the NYPSC for authorization for National Grid to continue to have both electric and gas utility operations serving substantially the same territory as that of Niagara Mohawk. Accordingly, upon receipt of the NYPSC approval of the Merger, the requirements of Section 8 of the Act will be satisfied.

     Under Section 10(c)(1) of the Act, the Commission may not approve an acquisition that "would be detrimental to the carrying out of the provisions of
Section 11." Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric. An exception to the requirement of a "single system" is provided in Section 11(b)(1) A-C (the "ABC clauses")./66 A registered holding company may own one or more additional integrated public utility systems -- i.e., gas as well as electric -- if each system meets the criteria set forth in these clauses. As discussed below, Niagara Mohawk's integrated gas system qualifies under the exception established under the ABC clauses and may be retained by the combined entity post-Merger./67


--------------
66   See, generally, NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999).

67 Niagara Mohawk's gas operations form an integrated gas public utility system under Section 2(a)(29(B) of the Act. Niagara Mohawk's gas assets are located in eastern, central and northern New York State in an area that generally extends from Syracuse to Albany. All the gas assets are operated in a coordinated manner and Niagara Mohawk's gas utility service is subject to the regulation of the NYPSC. The Merger does not affect the operation or regulation of Niagara Mohawk's gas operations.
--------------


The ABC Clauses

     Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems if:

     A. each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system,
     B. all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and
     C. the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

For the reasons set forth below, a divestiture order would be contrary to the public interest and Applicants therefore requests that the Commission authorize National Grid to retain Niagara Mohawk's existing gas operations.

     In light of the precedent in the recent Energy East order, the Commission clearly should permit retention of Niagara Mohawk's gas operations. In Energy East, the Commission approved the acquisition and retention of a gas system that in the aggregate was similar in size to Niagara Mohawk's gas operations. The Energy East gas assets included:

     (1) in the pre-merger Energy East system, a combination electric and gas utility (NYSEG), and two smaller gas utilities (CMP Natural Gas, L.L.C. and The Southern Connecticut Gas Company);

     (2) in the CTG Resources system, a gas utility, Connecticut Natural Gas Corp.; and

     (3) in the Berkshire Energy system, a gas utility, The Berkshire Gas Company. The table below compares the number of customers and gas utility revenues of the combined Energy East system with Niagara Mohawk's gas operations. On this basis alone the Commission could conclude that, as in the Energy East matter, substantial economies would likely be lost to the detriment of the public interest if Niagara Mohawk was required to divest its gas assets.


------------------------------------- ----------------------------------- -----------------------------------
Company                               Gas Utility Customers               Gas Operating Revenues/68

------------------------------------- ----------------------------------- -----------------------------------
Post-Merger Energy East/69

------------------------------------- ----------------------------------- -----------------------------------
    NYSEG/70                                                     246,000                         457,361,000
------------------------------------- ----------------------------------- -----------------------------------
    The Southern Connecticut Gas                                 163,000        (included with NYSEG, above)
    Company
------------------------------------- ----------------------------------- -----------------------------------
    Connecticut Natural Gas Corp.                                145,000                         292,376,000
------------------------------------- ----------------------------------- -----------------------------------
    The Berkshire Gas Company                                     34,000                          47,056,000
------------------------------------- ----------------------------------- -----------------------------------
                               Total                             588,000                         796,793,000
------------------------------------- ----------------------------------- -----------------------------------
Post-Merger National Grid USA

------------------------------------- ----------------------------------- -----------------------------------
    Niagara Mohawk gas operations                                542,000                         611,226,000
------------------------------------- ----------------------------------- -----------------------------------
                               Total                             542,000                         611,226,000
------------------------------------- ----------------------------------- -----------------------------------

We proceed, however, to discuss below why Niagara Mohawk's gas operations do satisfy the ABC clauses and why the Commission should permit their retention as an additional integrated system. First, we address clauses B and C.


--------------
68 Gas Operating Revenues for the post-merger Energy East system and the post-Merger National Grid USA system are for the 12 months ended June 30, 2000 and December 31, 1999, respectively.

69 CMP Natural Gas, L.L.C. is excluded from the table because it is in the process of constructing a local natural gas distribution system at the time of the Commission's Energy East decision and revenue and customer information was not available.

70 The gas operating revenue figure for NYSEG includes the gas operating revenues that Energy East derived from The Southern Connecticut Gas Company.
--------------


     Niagara Mohawk's gas operations are located exclusively in New York State in the region located roughly between Syracuse and Albany. Accordingly, the requirement of clause B is satisfied. Niagara Mohawk's operation of its gas system is subject to the regulation of the NYPSC. As with the integration of Niagara Mohawk's electric operations into the National Grid USA system, the Merger will not adversely affect localized management, efficient operation or the effective regulation of the gas operations. Local management will continue to oversee the gas operations to ensure that service is responsive to customer needs and central management will coordinate on a system-wide level so as to achieve the economies and efficiencies of operation from the Merger. Niagara Mohawk's gas operations will continue, as before the Merger, to be subject to the regulation of the NYPSC. Accordingly, the requirement of clause C is satisfied.

     With regard to clause A, Applicants have studied the impact of the divestiture of the gas operations ("Gas Study")./71 The analysis focuses upon the increases in operating costs that would result from divestment. As set forth in the Gas Study, annual operating costs of the resulting separate electric and gas systems will increase by a total of approximately $114 million. The increased costs are split evenly with the gas system suffering an increased cost of $56.8 million annually and the electric system suffering a $57.4 million annual increase. The increases result primarily from higher personnel costs attributable to additional employees required to perform functions accomplished by employees who currently work for both the electric and gas businesses. For example, 118 additional meter readers at an annual cost of $5,942,800 are required to separate the function that previously was jointly provided. Customer service costs increase significantly when the call center, billing, collections and payment remittance functions are separated. The largest cost involves the acquisition and support of additional information technology necessary to support a stand-alone gas company. Start-up capital costs for information technology are estimated at $61,400,000 and annual information technology support costs of $22,000,000 are expected to be incurred in connection with the divestiture of the gas operations.

     The Gas Study describes the size of the estimated loss in relation to the separate system's total revenues, expenses and income. In particular, as with studies done in the context of past mergers where gas system divestiture was at issue, the Gas Study compares the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes./72 The findings of the Gas Study are summarized in the table below. The data clearly shows that the detriment due to divestiture significantly exceeds the historical guidelines established in Engineers Public Service Co./73 and the recent precedent in the Commission's order authorizing the merger of Florida Progress Corp. and CP&L Energy, Inc./74 On this basis, clause A is satisfied.


--------------
71   The Gas Study is included as Exhibit J-1 to the Application.

72 See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997), at note 52 , citing New England Electric System, 41 S.E.C. 888, 898-99 (1964), rev'd, SEC v. New England Electric System, 346 F.2d 399 (1st Cir 1966), rev'd and remanded, 384 U.S. 176 (1965), on remand, 376 F.2d 107 (1st Cir. 1967), rev'd, 390 U.S. 207 (1968).

73 In Engineers Public Service Co., the Commission suggested that cost increases from divestment of a gas system resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12 S.E.C. 41, 59 (1942), rev'd on other grounds and remanded, 138 F.2d. 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788
     (1947).

74 CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) ("CP&L Order").
--------------


------------------------------------- ----------------------------------- -----------------------------------
                                        Niagara Mohawk Gas Divestiture            CP&L Energy, Inc.

------------------------------------- ----------------------------------- -----------------------------------
One-time costs of divestiture                              $83.8 million                       $17.4 million
------------------------------------- ----------------------------------- -----------------------------------
Increase in annual costs from                             $114.2 million                       $12.5 million
divestiture
------------------------------------- ----------------------------------- -----------------------------------
Annual increased costs as a
percentage of:
------------------------------------- ----------------------------------- -----------------------------------
    gas operating revenues                                           19%                               5.65%
------------------------------------- ----------------------------------- -----------------------------------
    gas operating revenue deductions                               36.3%                               6.17%
------------------------------------- ----------------------------------- -----------------------------------
    gross gas income                                              139.8%                              66.90%
------------------------------------- ----------------------------------- -----------------------------------
    net gas income                                                203.9%                             308.34%
------------------------------------- ----------------------------------- -----------------------------------

     The lost economies evidenced above do not include the loss of competitive benefits that would flow from the ownership of combined gas and electric properties. As the Commission found in the CP&L matter, "a combined company's competitive position in the market would suffer if it were unable to own combined electric and gas operations because, as the utility industry moves toward a complete energy services business, energy suppliers must be able to offer customers a total range of energy options to meet their energy needs."/75 The divested Niagara Mohawk gas operations also would not benefit from the greater financial and other resources that the current association with Niagara Mohawk and now with National Grid make possible.


--------------
75   CP&L Order at 40.
--------------


               (c). Non-Utility Subsidiaries

     The acquisition of NiMo introduces several new non-utility subsidiaries into the National Grid System, but all of NiMo's non-utility businesses are energy-related or otherwise retainable under the Commission's rules and precedent.

     Section 11(b)(1) limits the non-utility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that such interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system. The Commission has interpreted these provisions to require; (i) the existence of an operating or functional relationship between the utility operations of the registered holding company and the non-utility activities sought to be retained, see generally, Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971), and (ii) that the retention is in the public interest, see, e.g., id. quoting General Public Utilities Corp., Holding Co. Act Release No. 10982 (Dec. 28, 1951); United Light and Railways Co., Holding Co. Act Release No. 12317 (Jan. 22, 1954). A non-utility business may also be retained if it evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources and the investment has the potential to produce benefits for investors and/or consumers. CSW Credit, Inc., Holding Co., Act Release No. 25995 (1994); Jersey - Central Power and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987).

     Rule 58 under the Act codifies the types of permissible non-utility activities retainable by registered systems by exempting from Section 9(a) of the Act acquisitions by registered holding companies of the securities of energy-related companies or gas-related companies. With respect to energy-related companies, a holding company's aggregate investment in such energy-related companies may not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company. Rule 58(a)(1)(i)-(ii). Rule 58 defines "energy-related company" as a company that, directly or indirectly, derives substantially all of its revenues from certain enumerated activities such as rendering energy management services, the sale of electric and gas appliances and the development of certain energy-related technologies./76


--------------
76 The Act also allows registered holding companies to acquire and maintain interests in the following exempt entities: exempt telecommunications companies (Section 34), foreign utility companies (Section 33) and exempt wholesale generators (Section 32).
--------------


     As discussed below, each of NiMo's active non-utility businesses is retainable.

     o NM Uranium, Inc. - owns an interest in a closed uranium mining facility in Live Oak, Texas that is in the process of reclamation and restoration. The mine was formerly a source of fuel for Niagara
          Mohawk's nuclear plants. The company is retainable under Rule 58(b)(1)(ix).

     o NM Properties, Inc. - engages in divesting or, in conjunction with others, developing real property formerly owned by Niagara Mohawk. The company is retainable under Powergen plc, Holding Co. Act Release No. 27291 (December 6, 2000) (authorizing the retention of Hams Hall Management Co. Ltd, a company that maintained and sold plots of land on a former power station site) and New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (authorizing retention of 1480 Wellington Inc., a dedicated real estate subsidiary).

     o NM Receivables LLC - acts as a single-purpose financing subsidiary that purchases and resells Niagara Mohawk's customer receivables, including accrued unbilled revenues. The company is retainable under Powergen plc, Holding Co. Act Release No. 27291 (December 6, 2000) (authorizing formation and retention of LG&E Receivables LLC and KU Receivables LLC). Applicants propose to continue financing Niagara Mohawk's receivables post-Merger through this company.

     o    NM  Receivables  Corp. II - is the managing  member of NM  Receivables
          LLC.

     o Opinac North America, Inc. - is a holding company over Opinac Energy Corp. and Niagara Mohawk Energy, Inc. Opinac North America, Inc. also owns an approximately 17.04% interest in EVonyx, Inc. and a 12.9% interest in Telergy, Inc. with Niagara Mohawk Energy, Inc. Opinac North America, Inc. is retainable as a nonutility holding company under Interstate Energy Corp., Holding Co. Act Release No. 27069 (August 26, 1999) (authorizing the formation and financing of nonutility subsidiaries of registered holding companies to invest and hold securities of nonutility investments).

     o Niagara Mohawk Energy, Inc. - is a holding company for interests in the following companies (its equity ownership is shown in parenthesis): Niagara Mohawk Energy Marketing, Inc. (100%), Telergy Central LLC (25%), Direct Global Power (26%), and Northern Power Systems, Inc. (17.9%). Niagara Mohawk Energy, Inc. is also engaged in energy marketing, trading, and energy management services. Niagara Mohawk Energy, Inc. is retainable under Interstate Energy, supra and Rule 58(b)(1)(v).

     o Niagara Mohawk Energy Marketing, Inc. - engages in energy marketing. The company is retainable under Rule 58(b)(1)(v).

     o Telergy, Inc. - is engaged in the development, deployment and operation of a fiber optic network and telecommunications generally. The company is retainable under Section 34 of the Act.

     o Telergy Central LLC - is engaged in the development, deployment and operation of a fiber optic network and telecommunications generally. The company is retainable under Section 34 of the Act.

     o    EVonyx, Inc. - is engaged in the research and development of fuel cell
          and  battery   technology.   The  company  is  retainable  under  Rule
          58(b)(1)(ii).

     o Direct Global Power - is engaged in the development of photovoltaic and other renewable energy products. The company is retainable under Rule 58(b)(1)(ii) and (vi).

     o Northern Power Systems Inc. - is engaged in providing remote power and renewable energy systems solutions. The company is retainable under Rule 58(b)(1)(i) and (vi).

          ii.  Section 10(c)(2)

     Section 10(c)(2) requires the Commission to examine whether a proposed acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. The Merger and Restructuring will result in benefits to investors, consumers and the public interest and represents an opportunity for growth.

     As described in Item 1.D.6 above, over the ten year period from 2002 through 2011, savings of $895 million before costs to achieve, or approximately $90 million per year, are expected from Merger-related cost synergies and the sharing of best practices across the operations of National Grid USA and NiMo. The direct savings and sharing of best practices should create an even more efficient company, leading to lower delivery costs and enhanced customer service, making upstate New York a more attractive region for economic growth. National Grid will have - following the acquisition of NiMo - approximately 10,000 employees in its regulated electric and gas businesses in New York and New England. National Grid's goal is to achieve workforce reductions across the entire National Grid USA organization by 500 to 750 positions - over a period of four years - through natural attrition and voluntary programs. In addition, National Grid will seek to improve the efficiency and customer service of Niagara Mohawk's core transmission and distribution operations. A joint National Grid - Niagara Mohawk integration team will manage the efficient integration of the two companies.

     The Merger allows National Grid to build on the platform it has created in New England and reinforce its position as a leading player in the Northeast - a region that is at the forefront of the electric industry's restructuring in the U.S. The addition of NiMo's experience in New York and with gas operations, National Grid's ten years of experience operating a transmission system in a competitive environment, and its top quality U.S. management team, strengthen National Grid's ability to provide services that will benefit customers in today's rapidly changing U.S. energy markets. National Grid intends to bring its combined experience to bear in New York, and to continue to contribute to the current debate on the restructuring of the U.S. transmission sector. In particular, National Grid will work with New York regulators to structure long-term rate plans that benefit customers and shareholders and include incentives for cost control and superior customer service. National Grid intends to provide long-term rate stability that will support regional economic development in upstate New York.

     Although some of the anticipated benefits are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met. See The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). The Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See also Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12,
1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).

          3.   Section 10(f)

     Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As described in Item 4, the acquisition will be consummated in compliance with all applicable state laws.

          4.   Exemptions Under Section 3 of the Act

     Applicants have requested that the Commission affirm by order the continued exempt status of NiMo under Section 3(a)(1) of the Act./77 Although it would be exempt, as long as NiMo continues to exist as a holding company, NiMo commits not to engage in any transactions such as upstream loans under Section 12(a), the sale of utility securities under Section 12(d), or the sale of goods and services under Section 13(a) that would be prohibited for a registered holding company, unless approved by the Commission.

     NiMo continues to qualify for exemption under the standards of Section 3(a)(1). NiMo's only material utility subsidiary is Niagara Mohawk. CNP Limited and CNP Inc provide an immaterial contribution to NiMo's revenues. For the twelve months ended September 30, 2000, CNP Limited and CNP Inc each contributed less than 1% of NiMo's operating revenues./78 Both Niagara Mohawk and NiMo are incorporated in New York State and Niagara Mohawk carries on its business almost exclusively in that state.


--------------
77 If the Commission confirms NiMo's exempt status by order, NiMo would cease filing Form U-3A-2.

78 See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (February 10, 1999) (subsidiary contributing between 10.8% and 11.2% of pro forma combined net operating revenues was found not material).
--------------


     Applicants have also requested that the Commission affirm by order the continued exempt status of Opinac Energy under Section 3(a)(5) of the Act and exempt by order Opinac and CNP Limited under Section 3(a)(5). Such orders would exempt Opinac, Opinac Energy and CNP Limited as holding companies of CNP Inc, a Canadian public utility company.

     Opinac, Opinac Energy and CNP Limited qualify for exemption under Section 3(a)(5). That section requires that the holding company is not, and that it derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the U.S. is that of a public utility company. The only utility subsidiaries held by Opinac and Opinac Energy are CNP Limited and CNP Inc. CNP Inc is CNP Limited's only utility subsidiary. Both CNP Limited and CNP Inc are public utility companies as that term is defined in Section 2(a)(3) of the Act. CNP Limited owns and operates a hydroelectric generating plant in Niagara Falls, Ontario and CNP Inc. owns and operates an electric transmission and distribution system in that same general area of Southern Ontario. Neither company owns or operates utility assets located in the U.S. and, consequently, neither is a company "the principal business of which within the United States is that of a public utility company." For this reason neither Opinac Energy nor CNP Limited would derive any income from a subsidiary that is a U.S. public utility company and the requirements for exemption under Section 3(a)(5) are satisfied./79

     It is also relevant for purposes of the Section 3(a)(5) exemptions that the Commission previously found that Opinac Energy was entitled to an exemption under Section 3(a)(5)./80 The merger of National Grid and NiMo does not introduce any changes to the ownership or operation of Opinac, Opinac Energy, CNP Limited or CNP Inc. that would be relevant to the exemptions requested. Opinac and its subsidiaries will continue to be owned by NiMo, and CNP Limited and CNP Inc will continue as direct and indirect subsidiaries of Opinac and Opinac Energy; operating as utilities in Canada fully subject to Canadian regulation.


--------------
79 Unlike Section 3(a)(1), for a Section 3(a)(5) exemption the place of incorporation of the holding company or its utility subsidiaries is immaterial. See Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23, 1994) (Canadian organized holding company acquiring a Vermont utility) and AES Corp., Holding Co. Act Release No. 27063 (Aug. 20, 1999) (U.S. organized holding company acquiring Illinois utility).

80   See note 12, supra.
--------------


Item 4.   Regulatory Approvals

     A.   State Regulation

New York Public Service Commission

     Under Section 70 of the New York State Public Service Law, the NYPSC must approve the transfer of an electric company's franchise, works or systems to another corporation. The NYPSC has previously asserted jurisdiction over mergers of holding companies of public utility corporations, even where there was no direct transfer of the franchise, works or system of the New York utility, based upon the indirect change of control. Applicants filed a petition with the NYPSC on January 17, 2001.

New Hampshire Public Utility Commission

     The New Hampshire Public Utility Commission ("NHPUC") must approve the direct or indirect acquisition of more than 10% of the stock or bonds of a public utility or public utility holding company doing business in the state under Section 374:33 of the New Hampshire Revised Statutes Annotated ("RSA"). The Restructuring may require approval of the NHPUC under RSA 374:33 because of the indirect transfer of control of Granite State Electric Company, a subsidiary of National Grid USA, to New National Grid. Under RSA 369:8, approval is not required for a merger of a parent company of a public utility where the public utility certifies that the transaction will not have an adverse effect on the rates, terms, service or operations of the New Hampshire public utility and the NHPUC does not challenge the certification. If the NHPUC does challenge the utility's certification of no adverse effect within 30 days of the filing, the utility may amend its initial certification. If after reviewing the amended certification, if the NHPUC still challenges the certification, the utility must review the proposed merger under RSA 374:33. The transaction may be approved under RSA 374:33 where the NHPUC determines that there will be no net harm to New Hampshire customers. If the NHPUC takes no action within 60 days after the public utility's filing of certification of no adverse effect, then the transaction is considered approved as filed. Applicants have sought a waiver of any necessary approvals from the NHPUC based upon a certification that the transaction will not have an adverse effect within the state. Applicants made a filing with the NHPUC on December 21, 2000.

Vermont Public Service Board

     Under Section 107 of Title 30 of the Vermont Statutes Annotated, the Vermont Public Service Board ("VPSB") must approve the direct or indirect acquisition of a controlling interest in a company subject to the jurisdiction of the VPSB, or in a company which has the controlling interest in the jurisdictional company. Because New England Power Company ("NEP"), a subsidiary of National Grid USA, operates facilities in Vermont, and is subject to the VPSB's jurisdiction, the Restructuring will require VPSB approval for the indirect change of control of NEP. The VPSB may approve the acquisition based upon a finding that the transaction will promote the public good and has discretionary authority to waive formal hearings. Applicants will file for all necessary approvals from the VPSB.

     B.   Federal Regulation

Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act")

     The merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be completed until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired. The expiration or earlier termination of the HSR Act waiting period would not preclude the Antitrust Division or the FTC from challenging the merger on antitrust grounds. If the merger is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, Applicants would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the merger could be completed. Applicants made their filing under the HSR Act on January 26, 2001.

Federal Power Act ("FPA")

     Section 203 of the FPA provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves a change in ownership and control of Niagara Mohawk, the prior approval of the FERC under FPA Section 203 is required in order to complete the merger. In addition, because the Restructuring technically involves a change of control over NGG's existing public utility subsidiaries to National Grid, the Restructuring also requires approval of the FERC as a merger transaction under
Section 203 of the FPA.

     Under Section 203 of the FPA, the FERC is directed to approve a merger if it finds such merger "consistent with the public interest." In reviewing a merger, the FERC generally evaluates: (1) whether the merger will adversely affect competition; (2) whether the merger will adversely affect rates; and (3) whether the merger will impair the effectiveness of regulation. Applicants believe the Merger and Restructuring satisfies these standards. An application was filed with the FERC on February 1, 2001.

Federal Communications Commission ("FCC")

     The FCC must approve the transfer of control of telecommunications permits or licenses. The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any construction permit or station license, or any rights thereunder, to any person without authorization from the FCC. In addition, a carrier must obtain permission before acquisition or operation of new lines and may not construct or extend a line, or transmit via such lines, without prior FCC approval. Under the Communications Act, the FCC will approve a transfer of control if it serves the public convenience, interest and necessity. Applicants will seek the necessary approval from the FCC for the transfer of control of licenses held by Niagara Mohawk and to amend licenses and tariffs as appropriate.

     No other federal regulatory approvals, other than the approval of this Commission, are required with respect to the Merger.

Item 5.   Procedure

     Applicants expect to close the proposed transaction on or about September 1, 2001. Applicants respectfully request that the Commission issue and publish, not later than March 23, 2001, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than April 17, 2001 by which comments may be entered and a date not later than May 30, 2001 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Merger and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

Exhibits

A-1 Memorandum and Articles of Association of NGG, incorporated by reference to Exhibit A-1 to SEC File No. 70-9473, filed March 26, 1999.

A-2 Memorandum and Articles of Association of National Grid (to be filed by amendment).

A-3 Certificate of Incorporation of NiMo, incorporated by reference to NiMo's Annual Report on Form 10-K for the year ended December 31, 1994.

A-4 By-Laws of NiMo incorporated by reference to NiMo's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

B-1 Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid Group plc, Niagara Mohawk Holdings, Inc., New National Grid Limited, and Grid Delaware, Inc. dated as of September 4, 2000 and amended December 1, 2000, incorporated by reference to Annex A to the proxy statement/prospectus filed with Amendment No. 2 to New National Grid plc's registration statement on Form F-4, Exhibit B-2, hereto.

B-2 Registration Statement of New National Grid plc on Form F-4, Amendment No. 2, incorporated by reference to SEC File No. 333-47234, filed on December 4, 2000.

C-1 Application to the New York State Public Service Commission (to be filed by amendment).

C-2 Order of the New York State Public Service Commission (to be filed by amendment).

C-3  Application to the Vermont Service Board (to be filed by amendment).

C-4  Order of the Vermont Service Board (to be filed by amendment).

D-1 Map of National Grid USA's service territory (to be filed under cover of Form SE).

D-2 Map of Niagara Mohawk Power Corporation's service territory (to be filed under cover of Form SE).

E-1  Opinion of Counsel - National Grid Group plc (to be filed by amendment).

E-2 Opinion of Counsel - Niagara Mohawk Holdings, Inc. (to be filed by amendment).

F-2  Past tense opinion of counsel (to be filed by amendment).

G-1 Application to the Federal Energy Regulatory Commission (to be filed by amendment).

G-2 Order of the Federal Energy Regulatory Commission (to be filed by amendment).

G-3  DOJ/FTC Approvals (to be filed by amendment).

H-1 1999 Annual Report on Form 20-F of National Grid Group plc, SEC File No. 1-4315 (filed June 28, 2000) (to be filed under cover of Form SE).

H-2 1999 Annual Report on Form 10-K of Niagara Mohawk Holdings, Inc., incorporated by reference to Niagara Mohawk Holdings, Inc's Form 10-K405, SEC File No. 000-25595 (filed March 24, 2000).

I-1  Proposed Form of Notice.

J-1  Gas Retention Study (to be filed by amendment).

K-1 Form of Services Agreement between National Grid USA Service Company and the NiNo System Companies (to be filed by amendment).

L-1 Description of National Grid and NiMo Subsidiaries (to be filed by amendment).

M-1  Merger and Restructuring Transaction Steps (to be filed by amendment).

N-1  Post-Transaction Corporate Chart (to be filed by amendment).

O-1 Outstanding External Financing of the NiMo System (to be filed by amendment).

P-1 Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (included as Annex B to the proxy statement/prospectus filed with NiMo's registration statement in Exhibit B-2, hereto).

Financial Statements

FS-1 National Grid Group plc Unaudited Pro Forma Condensed  Consolidated Balance
     Sheet as of September 30, 2000 (to be filed by amendment).

FS-2 National  Grid  Group  plc  Unaudited  Pro  Forma  Condensed  Statement  of
     Consolidated Income for the Twelve Months Ended September 30, 2000 (to be filed by amendment).

FS-3 Notes to the Unaudited Pro Forma Combined Condensed  Consolidated Financial
     Statements (to be filed by amendment).

FS-4 National Grid Group plc Consolidated Balance Sheet and Statement of Income for the Year Ended September 30, 2000, included in Exhibit H-1 to this Application.

FS-5 Niagara Mohawk Holdings, Inc. Balance Sheet and Statement of Income for the
     Year Ended and As of December 31, 1999, incorporated by reference to Exhibit H-2.

FS-6 Financial Statements of Niagara Mohawk Holdings, Inc. as of and for the three months and nine months ended September 30, 2000, incorporated by reference to Niagara Mohawk Holdings, Inc's Form 10-Q, SEC File No. 000-25595 (filed November 14, 2000).

Item 7.   Information as to Environmental Effects.

     The proposed Acquisition involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  February 5, 2001      National Grid Group plc and
                             National Grid USA

                             By: /s/  Jonathan M.G. Carlton
                                 --------------------------
                             Jonathan M.G. Carlton

                             Vice President and Director of Regulatory Research National Grid USA

Date:  February 6, 2001      National Grid (US) Holdings Limited and National
                             Grid (US) Investments

                             By: /s/   Martin O'Donovan
                                 ----------------------
                             Martin O'Donovan
                             Director

Date:  February 5, 2001      Niagara Mohawk Holdings, Inc.

                             By: /s/  Gary J. Lavine
                                 -------------------
                             Gary J. Lavine
                             Senior Vice President and Chief Legal Officer Niagara Mohawk Holdings, Inc.